

We Have Something Every Manufacturer Wants

mapics

2001 ANNUAL REPORT

BUSINESS DESCRIPTION

MAPICS, Inc. is a global software company whose customers are primarily manufacturers. MAPICS delivers extended enterprise applications that allow customers to automate the manufacturing process and coordinate multiple functions and departments within their organizations. MAPICS extends customers' interactions with their supply chain partners, making them more competitive in their own markets. Today, with thousands of customers in nearly 70 countries and one of the largest installed bases of manufacturing customers in the industry, MAPICS is a leading supplier of extended enterprise software for manufacturing.

Headquartered in Atlanta, GA, MAPICS serves mid-size manufacturers, as well as subsidiaries of larger companies, such as Bayer Corporation, Bristol-Myers Squibb Company, General Electric Company, Goodyear Tire & Rubber Co., Honda Motor Co., Ltd., Sanyo Energy, Volvo Construction Equipment N.V. and YORK International. MAPICS stock is traded on the Nasdaq National Market under the symbol "MAPX."

PRACTICAL INNOVATION STRATEGY

The graphic below represents the basic, pragmatic tenets supporting our Practical Innovation process, which we believe is central to our long history of success. First, we anticipate what possible technologies are appropriate for us to invest in. Next, we evaluate problems we can solve with the new technology and decide whether it's in the best interest of our customers to proceed. Only when we are convinced that this new technology will result in bottom-line benefits for our customers do we move to master and develop the technology for deployment – while continually collecting customer feedback as to its effectiveness.


Anticipate
Evaluate
Master
Develop
Deploy
Continuous Feedback
Practical Innovation

23 YEARS OF GLOBAL MANUFACTURING GROWTH

A Solid Foundation

1978 – 1993 MAPICS software is created by IBM Corporation to run on IBM mid-range platforms, evolving in 1988 to run on IBM's AS/400 platform. In 1993, MAPICS is sold to Marcam Corporation and is managed as a subsidiary, MAPICS, Inc.

Consistent Growth

1997 – MAPICS becomes independent and completes public offering. Revenue grows to $95.4 million.

1998 – MAPICS' license revenues increase 40%.

1999 – MAPICS expands global presence in China, Spain, Turkey and Italy.

2000 – MAPICS acquires Pivotpoint; gains extended systems capability, supply chain management and maintenance & calibration functionality.

2001 – MAPICS ranks 38th in Top 100 Business Software Vendors by MSI; MAPICS attributes success to Practical Innovation.

A New Economic Environment – A New Vision

The new MAPICS is a visionary, global software company focused exclusively on delivering best-value solutions to leading mid-market manufacturers that enable them to compete better in today's collaborative environment.

Practical Innovation is about offering solutions that are innovative in design and are grounded in practicality to deliver real and proven value. By successfully doing just this, MAPICS has made a name for itself in the industry. At MAPICS, we continually ask ourselves, "What needs to be done?" rather than "What can be done?" Our customers benefit from this no-nonsense approach.

Practical Innovation



BALU SHARMA
DIRECTOR,
PRODUCT MARKETING,
SCM SOLUTIONS

AASI Aircraft

Advanced Aerodynamics & Structures, Inc. AASI manufactures the world's fastest single-engine executive propjet that offers the best price and performance in its class. It's no wonder then that when they sought a new ERP solution, price and high performance took priority but ease of use and rapid deployment were also necessities. Within 90 days from go, MAPICS' core modules were live at AASI. Today, the results MAPICS' Practical Innovation delivers include reduced material costs, improved variance analysis, increased inventory accuracy, accelerated lead time and something else every High Tech Manufacturer wants – a trusted, long-term business partner.



"We can help you cut costs."
WEI ZHANG
SENIOR SOFTWARE DEVELOPER
"We can help you implement to maximize your return."
DAVID BANISH
VICE PRESIDENT,
PROFESSIONAL SERVICES

Complex Manufacturers

Around the Globe are Ready for No-Nonsense Solutions

"We know inventory management is critical."



ERIKA JOYNER
MANAGER, INSIDE SALES



Mitsubishi Caterpillar Forklift Europe Gets Rise from MAPICS Portal

Eager to develop an e-business strategy that would enable it to work more closely with its network of 80 dealers, Mitsubishi Caterpillar Forklift Europe turned to MAPICS. MAPICS offered them the MAPICS Portal solution, which provided flexibility and scalability within an e-commerce framework, and a secure architecture capable of sharing sensitive information across extended enterprises. This Practical Innovation offered many SCM benefits: inventory based on real-time need; greater visibility and a reduction of tedious tasks; shortened lead-times; and automated order processing.

MAPICS is fully aware that those customers we term Complex Manufacturers have needs very different from our High Tech customers. From Iowa to Ireland, they face intense margin pressure and significant reporting requirements. They must deal with issues like deep and broad bills of material and detailed, variable routings. MAPICS' solutions handle multiple manufacturing techniques, including rate-based and order-based production. MAPICS simplifies the complexities of engineering change management, mass customization and configuration, product costing, continuous flow manufacturing, planning and scheduling, shop-floor data collection and preventive maintenance. From manufacturers of automotive or heavy equipment, fabricated metals, electronics or consumer goods, MAPICS has the solutions to keep a Complex Manufacturer's business running at top productivity – the survival factor in today's highly competitive marketplace.

A Unique Focus

Our Practical Innovation focus has proven successful in thousands of implementations in nearly 70 countries and 19 languages. Around the world, Complex Manufacturers use MAPICS' solutions to efficiently manage their core business and sustain a competitive advantage. They're improving factory throughput, cutting inventory, reducing scrap, improving equipment uptime, boosting on-time delivery, slashing receivables and more.

The Solutions Are There

MAPICS continues to support Complex Manufacturers ranging from engineer-to-order shops, make-to-stock assembly facilities or something in between, and our solutions handle multiple manufacturing techniques. MAPICS is ready with a range of proven, get-the-job-done solutions that maximize operating fundamentals. We offer Complex Manufacturers basic ERP components enhanced with additional capabilities that cover all the bases and extend the enterprise's capabilities. We also offer ERP-independent SCM solutions. And MAPICS Professional Services ensures complete integration from the shop floor to the top floor. It's Practical Innovation, and that's what every manufacturer wants.



RICHARD C. COOK
PRESIDENT AND CHIEF EXECUTIVE OFFICER

DEAR FELLOW SHAREHOLDERS, CUSTOMERS, EMPLOYEES, AND FRIENDS,

I'm very happy to report that despite the yearlong economic downturn compounded by the current uncertainty caused by the tragic events of September 11th, we closed our 2001 fiscal year with 118 new accounts. Moreover, we grew our earnings over fiscal 2000 and generated significantly improved cash flow from operations while strengthening our financial position.

Our 2001 financial success rests squarely on an extensive, worldwide base of loyal customers who value our exclusive focus on their manufacturing businesses. Additionally, our worldwide network of affiliates continues to provide these customers with the services they need to maximize the return on their investment. In fiscal 2001, we added 21 new sales and services affiliates to enhance the success of our customers and the MAPICS brand.

We continued our investments in our offerings and delivered many new features and functions as well as technological advancements. These investments will help our customers take advantage of the latest state-of-the-art manufacturing solutions and better participate in the growth of the collaborative business world via the Internet.

We have simplified our Company vision and marketing message to emphasize our core strength: *Practical Innovation*. This vision underscores our commitment to our customers to deliver workable and affordable solutions to their business challenges. Our offerings help improve their bottom line and our manufacturing and technology expertise helps guide them in the future. We firmly believe this strategy is what every manufacturer wants.

Delivering Best Value

Our strategy is to consistently deliver the best value to our customers. Our *Practical Innovation* process works like this: we anticipate, explore, understand and select advances that have the potential for greatly improving the business of mid-market manufacturers. We then develop and deliver comprehensive offerings of software, implementation services, and education that allow customers to realize their full potential.

At MAPICS, we're concerned with quantifiable business benefits and specific solutions, not just embracing new technology for technology's sake. This is one of the key items that separates us from many of our competitors. MAPICS has never boasted a reputation for being a "bleeding edge" technology company. We've worked hard to avoid "flash in the pan" fads. We recognize that our market consists of very practical people with bottom-line results at the top of their minds. We have no intent to make our customers our test track, and we don't release new technology until it is proven – hence, *Practical Innovation.*

Solutions That Fit

There's been much talk about technology of late: Technologies are being envisioned, created, driven, applauded, and, by some, feared. But, realistically, what do these new technologies mean to basic manufacturing business functions? Our customers ask: "Which new technologies should we consider implementing to produce the best ROI?" As these technologies approach and take hold, another overarching question must be answered: "Do they solve any of our real business problems?" If a new technological advancement doesn't satisfactorily answer this question, it doesn't merit mastering. MAPICS understands that our customers really want function from experience and knowledge of their industry-specific problems, not the latest yet-to-be proven technological gadget. They want software that handles their myriad transactions and provides practical information for their countless decisions. They want implementation and support from people that they don't have to teach the intricacies of their industry, and they want someone watching and caring about future information needs for their industry. In short, we believe they want MAPICS.

Our approach to fulfilling our customers' wants and needs is to focus exclusively on manufacturing, and further specialize our offerings for superior results in several segments of manufacturing. We utilize our components to construct and deliver industry-specific solutions, with a sharp eye on integration and connectivity. Many companies will implement all of our components at the same time as a comprehensive solution. Others will select individual components to integrate with existing systems in a phased implementation plan.

By further segmenting our manufacturing software for two clearly defined industry areas – High Tech Manufacturing and Complex Manufacturing – MAPICS is positioned to offer unique solutions that match very specific industry needs within these manufacturing sectors. Approaching the marketplace as we have is as revolutionary as it is practical: we are now in the enviable position of having the capability to offer proven, flexible technology – greatly enhanced by rapid implementation and dependable services – tailored to our customers' specific requirements.

We're Here to Stay

For more than 20 years, MAPICS has succeeded by giving mid-market manufacturers what they need: reliable, dependable, sensible, and affordable solutions... created and implemented with them in mind. We've found our niche – a strong, enduring niche – one where we can not only survive, but can thrive. At MAPICS, we're here to stay. We're here to serve our customers. We're here to grow. And ultimately that means we're here to increase shareholder value.

RICHARD C. COOK
PRESIDENT AND CHIEF EXECUTIVE OFFICER
NOVEMBER 2001

After reviewing the results of fiscal 2001, I would like to share some of my observations. I recommend that you review our Annual Report on Form 10-K for the year ended September 30, 2001, for additional details.

In fiscal 2001, we posted adjusted earnings (income before goodwill amortization, restructuring charges and other special items, net of taxes) of $0.38 per share or $7.6 million. These results represent a 12% increase over the adjusted earnings of $0.34 per share for fiscal 2000. Our leveraged, variable cost business model has helped us to continue growing our earnings even during these difficult economic times.

MAPICS has also posted impressive cash flow. In fiscal 2001, we generated $23.2 million in cash flow from operations, a 13% increase over the $20.6 million reported in fiscal 2000. Indeed, in each of the last three fiscal years, MAPICS has consistently generated cash flow from operations in excess of $20 million.


mapics
investor relations

MICHAEL J. CASEY
CHIEF FINANCIAL OFFICER

Our strong cash flow from operations has enabled us once again to strengthen our balance sheet. Over the last two fiscal years, we have used cash from operations to retire $24.1 million in debt. We have also invested in building our network of affiliates, strengthening our core offerings, expanding our professional services operations and improving customer satisfaction.

Our cash flow from operations is a good measure of the value of our company and it reflects prudent fiscal management and the strength of our business model. Our improved financial position and the investments we've made have strengthened our competitiveness and should drive additional shareholder value.

MICHAEL J. CASEY
CHIEF FINANCIAL OFFICER
NOVEMBER 2001

High Tech Manufacturers Worldwide

Demand High-Speed Answers and Integrated Solutions



"Flexibility is our Stock-In-Trade."

LINDA BROOKS
VICE PRESIDENT OF EXTENDED SYSTEMS RESEARCH AND DEVELOPMENT

Today, there are a substantial number of High Tech Manufacturers – all of them have a burning need to react with speed and ingenuity, and that's why MAPICS has specific solutions designed just for what we define as our High Tech Manufacturers. We know that they feel the weight of globalization, specialization, digitalization and a host of other high tech imperatives all too keenly. MAPICS is ready to lighten their loads quickly with sensible solutions that can lift their bottom lines. The clock is ticking; there's no room for error and no time for delay.

Eighteen months! That's the average product lifecycle for High Tech Manufacturers. Clearly, speed is paramount for these businesses, and they must continually fight the time-killing forces thwarting their success. Frequent design changes threaten to keep high tech products off the shelves, and new technologies can render a product obsolete or irrelevant by the time the packaging is printed. MAPICS understands all of these hard facts and has the time-tested capabilities and practical technology to help customers react and manage them quickly and seamlessly.

We know that bringing new products and capabilities to the marketplace ahead of the competition is critical. We understand the high tech market segments, including electronic components and devices, semiconductors, medical or health-related devices and aviation equipment, to name a few. MAPICS is committed to helping High Tech Manufacturers control outsourced business processes; securely manage the flow of information through multiple relationships with their sales channels, customers and suppliers; and shorten design-to-market time.

By enabling High Tech Manufacturers to bring new products and capabilities to market ahead of the competition, MAPICS practically ensures their market gains. Using Web-based technology, we integrate business processes, meet strict regulatory requirements and collaborate efficiently with the value chain – all on a global basis. Plus, MAPICS Professional Services provides quick implementation for maximum return on our customers' investment. It's all about Practical Innovation, and that's all about what every manufacturer wants.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2001

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)**

For the transition period from ______________ to ______________

Commission File Number: 000-18674

MAPICS, Inc.

(Exact name of registrant as specified in its charter)

Georgia	**04-2711580**
(State or other jurisdiction of incorporation)	*(I.R.S. Employer Identification No.)*

1000 Windward Concourse Parkway, Suite 100
Alpharetta, Georgia 30005
(Address of principal executive offices)

(678) 319-8000
(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

NONE

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.01 Par Value

(Title of class)

Series F Junior Participating Preferred Stock Purchase Rights

(Title of class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

The aggregate market value of the common stock held by non-affiliates of the registrant was $64,045,806 at December 3, 2001, based on the closing sale price of $5.75 per share for the common stock on such date on the Nasdaq National Market.

The number of shares of the registrant's common stock outstanding at December 3, 2001 was 18,310,081.

Documents Incorporated by Reference

Specifically identified portions of the proxy statement for the 2002 annual meeting of shareholders to be held on February 12, 2002 are incorporated by reference in Part III.

MAPICS, Inc.
ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended September 30, 2001

TABLE OF CONTENTS

PART I

Item 1. *Business.*

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

We believe that it is important to communicate our future expectations to our shareholders and to the public. This report and our 2001 Annual Report contain forward-looking statements, including, in particular, statements about our goals, plans, objectives, beliefs, expectations and prospects under the headings "Item 1. Business" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report. You can identify these statements by forward-looking words such as "expect," "anticipate," "intend," "plan," "believe," "continue," "could," "grow," "may," "potential," "predict," "strive," "will," "seek," "estimate" and similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements concerning future:

- *results of operations;*
- *liquidity, cash flow and capital expenditures;*
- *debt levels and the ability to obtain additional financing or make payments on our debt;*
- *demand for and pricing of our products and services;*
- *acquisition activities and the effect of completed acquisitions;*
- *industry conditions and market conditions; and*
- *general economic conditions.*

Although we believe that the goals, plans, objectives, beliefs, expectations and prospects reflected in or suggested by our forward-looking statements are reasonable in view of the information currently available to us, those statements are not guarantees of performance. They involve uncertainties and risks, and we cannot assure you that our goals, plans, objectives, beliefs, expectations and prospects will be achieved. Our actual results could differ materially from the results anticipated by the forward-looking statements as a result of many known and unknown factors that are beyond our ability to predict or control, including, but not limited to, those contained in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Future Performance" and elsewhere in this report. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. We undertake no obligation to publicly update or revise any forward-looking statement that we may make in this report or elsewhere except as required by law.

General

We are a global developer of extended enterprise applications, or EEA, for discrete and batch process manufacturers. We deliver collaborative e-business solutions to automate the manufacturing process, improve the coordination of organizational resources and enhance interaction with value chain partners.

We were originally incorporated in Massachusetts in 1980, and in 1998 we reincorporated in Georgia. In January 2000, we acquired Pivotpoint, Inc. As part of that acquisition, Pivotpoint brought to us all rights to the Point.Man product offering as well as other product offerings, such as Thru-Put and Maincor. Our flagship solutions now include two extended enterprise resource planning, or ERP, foundations that streamline business processes for manufacturing, customer service, engineering, supply chain planning and financial reporting. Our solutions support international and multi-site operations on a variety of platforms, including the IBM eServer iSeries 400, Windows NT, UNIX and Linux. We also offer a supply chain management system, collaborative commerce and maintenance solutions, and calibration solutions designed to enable companies to link members of their supply chain and their customers to send and receive valuable real-time information to improve business decision-making at all levels.

We focus on delivering a quick return on investment to our customers. Following a building block approach and recognizing the need to integrate solutions from different sources, our solutions enable our customers to leverage their existing information technology investments and adopt new technologies at a pace that best fits with their business plans. Our application architecture also allows customers to rapidly implement all or a portion of our solutions with minimal disruption to their business, which lowers their costs and increases their return on investment.

We have licensed our solutions for use in thousands of locations around the world. Our target market consists primarily of manufacturing establishments with annual sales between $20 million and $1 billion. With the depth and breadth of our capabilities, we can support single and multi-site manufacturing organizations, including those with global, multi-currency requirements, as well as divisional operations within multibillion dollar manufacturing enterprises.

We currently work with customers such as:

Accelight	Goodyear Tire & Rubber Co.	Volvo Corp.
Anaren Microwave, Inc.	Hartzell Propeller, Inc.	Weber-Stephen Products Co.
Bayer Corporation	Honda Motor Co., Ltd.	Xanoptics
Dialight Corporation	IKO Industries	YORK International Corporation
Dirona SP	Powerex Inc.	
General Electric Co., P.L.C.	SmithKline Beecham	

Our primary sales and implementation services channel consists of approximately 90 independent local companies, which we refer to as affiliates, that market and sell our products worldwide and support our global installed base of customers. These affiliates provide customers with high quality and cost-effective local implementation, industry specific consulting and other professional services.

Our history of providing stable business solutions, flexible implementation and industry leading support has given us the ability to extend our reach within our target market. We intend to accomplish this by: 1) expanding our presence within targeted manufacturing segments; 2) growing our indirect sales channels; 3) extending our new supply chain management system and collaborative commerce solutions to both new and existing customers; 4) enhancing the collaborative functionality of our solutions to address the evolving needs of new and existing customers; 5) capitalizing on new technologies and multiple deployment options; 6) continuing to pursue strategic alliances; 7) leveraging our new professional services organization to supplement and complement our software offerings; and 8) building on our reputation for customer satisfaction.

Industry Background

Approximately half of all manufacturers operate either discrete or batch-process manufacturing facilities. The remaining manufacturers operate process-manufacturing facilities. Discrete manufacturers produce finished goods by assembling or machining a set of component parts or sub-assemblies into finished products. Batch-process manufacturers produce goods by combining specific materials in pre-defined quantities by a series of discontinuous operations. We target discrete and batch process manufacturers.

We are currently focused on two main vertical segments within manufacturing - complex manufacturers and high tech manufacturers. Complex manufacturers are traditionally capital intensive industrial manufacturers who compete on efficiencies and control. Complex manufacturers require solutions for highly engineered products, large reporting requirements and deep and broad bills of material. High tech manufacturers typically compete on speed and innovation, driven by trends of globalization and specialization. Business requirements for this group include dealing with short product life cycles and frequent design changes, outsourced manufacturing and often regulated environments. Subsets within these two categories include:

Complex Manufacturers:

- heavy duty transport suppliers;
- industrial equipment;
- fabricated metal products; and
- auto parts suppliers.

High Tech Manufacturers:

- semiconductors (fabless);
- measuring and controlling devices;
- electronic and electrical suppliers;
- communications; and
- medical devices.

These manufacturers operate in an environment of rapidly changing business requirements. To be successful globally, our customers must:

- manage broad product lines;
- provide multi-national distribution;
- continually streamline product development;
- reduce manufacturing cycles;
- decrease inventory levels; and
- adopt more flexible manufacturing strategies.

Complex manufacturers typically face challenges related to:

- The capital-intensive nature of their business;
- Intense margin pressure;
- Large reporting requirements; and
- Need to increase productivity and yield from capital investments.

High tech manufacturers have their own unique challenges, such as:

- Managing outsourced manufacturing;
- Working within the requirements of regulatory agencies;
- Facing shortened product lifecycles; and
- Collaborating on virtual product design.

These requirements are driving the need for an enhanced supply chain, distributed manufacturing resources and improved methods of interacting with suppliers and customers. Growth, customer satisfaction and profitability all depend on an accurate and rapid flow of information within a tightly integrated supply chain and an expanded enterprise linking suppliers with customers through the manufacturer.

Historically, manufacturers have relied on enterprise resource planning, or ERP, systems to streamline their business processes and coordinate internal resources. These systems typically provide applications to support engineering data management, sales management, material procurement, inventory management, manufacturing control, distribution, transportation, finance, customer relationship management, and many other specialized business functions.

To compete effectively in their markets, most manufacturers also require solutions that provide a high return on investment. Manufacturers must be able to implement these solutions rapidly with minimal disruption to their businesses and must be able to maintain these solutions with a limited information technology staff. At the same time, these solutions must provide sufficient depth of functionality and flexibility to enable manufacturers to respond to constantly changing customer needs. The solutions also must be scalable to accommodate expansion of the manufacturer's business. We believe that manufacturers in our target market prefer flexible solutions covering all aspects of their business available from a single partner as opposed to specialized multi-vendor solutions purchased from multiple vendors that are more costly and difficult to integrate and maintain.

Recent advancements in technology have significantly enhanced the usability and ultimate benefit of installed solutions by allowing them to operate over the Internet. At the same time, manufacturers have begun to look outside their businesses for ways to differentiate themselves from their competitors. The opportunity to use solutions to more closely link operations with suppliers and customers is creating increased demand for a new generation of solutions that extend system capabilities beyond the four walls of the manufacturing operation.

Today, manufacturing companies must find efficient ways to link all the members in their value chain, from suppliers of raw materials and contract sub-manufacturers to distributors and customers. The transfer of critical business data within and outside the four walls of the manufacturing enterprise is key to a manufacturer's success. This business transformation has led to development of a new type of enterprise solution, called extended enterprise applications, or EEA, which extends and enhances the ERP system and enables its use over the Internet.

The MAPICS Solution

With more than 20 years of manufacturing and technology expertise, we are a leading provider of full-function extended enterprise systems that enable manufacturers to respond to the demands of a rapidly growing, highly competitive, global marketplace. We have succeeded in addressing the technology and business requirements of manufacturers by providing comprehensive product functionality and high quality customer service on a cost-effective basis. Our focus on this market allows us to fully understand the changing needs and requirements of our customers. Our solutions support hardware platforms that are in use by more than 90% of manufacturers in our target market.

The MAPICS solution provides value to our customers through the following benefits:

Comprehensive Functionality and Flexibility. We have developed a suite of solutions focused on meeting the needs of manufacturers. Our strong manufacturing and technology expertise allows us to continue developing functionality that meets the evolving needs of manufacturing establishments. Our flexible architecture allows customers to purchase and implement MAPICS solutions at their own pace and integrate our solutions with their existing infrastructure. As new technologies lead manufacturers to seek more open and collaborative solutions to link the members of their value chain, we intend to continue to deliver applications to enable the exchange of critical business data.

Experienced Sales Channel. The primary channel for selling and implementing our solutions is a network of approximately 90 affiliate organizations selling to customers located in nearly 70 countries around the world. Affiliates typically have extensive knowledge of the manufacturing industry in their geographic regions and develop long-standing relationships with our customers. Each affiliate markets MAPICS solutions within a specific geographic territory, and in many instances, is exclusive to us. For these reasons, affiliates often invest significant resources to increase their knowledge about our applications. Affiliates offer experienced local professionals to implement and configure our solutions rapidly and in a cost-effective manner. In addition, providing local services to our customers enables the customer to maintain a limited information technology staff, which enhances the value to the customer. To augment our affiliate channel, we also have a number of direct sales personnel who service specific accounts and represent specific MAPICS solutions.

Rapid Implementation and High Return on Investment. The flexibility of our products minimizes the need to perform custom modifications to implement the products, thereby allowing rapid product deployment. In addition, our in-depth manufacturing, product and customer knowledge has enabled us to develop a consistent implementation process followed by many customers and affiliates around the world. Our implementations generally take from three to twelve months, depending upon the number and type of applications purchased and the complexity of the manufacturer's business. The high reliability and ease of user customization of our products, coupled with our extensive quality assurance and technical support, minimize our customers' need to maintain a large information technology staff. Subsequent releases of our software products are designed to preserve our customers' existing investments in technology and user education, with minimal disruption to their businesses. These factors enable us to offer the low total cost of ownership and high return on investment that manufacturers require.

High Quality Worldwide Customer Support. We are dedicated to providing high quality customer support for our products around the world through a combination of employee support staff and our affiliate channel. We consistently receive top marks in independent surveys compared to competitors in the area of customer support. Our "No Wait Response" and Knowledge Center solutions provide customers online access to a knowledge base of more than 12,000 tips, common questions and answers, and our MAPICS Standard Methodology are examples of our commitment to support the customer before and after the sale.

The MAPICS Strategy

Our primary objective is to further increase our share of the EEA market by attracting new customers in our target market and increasing sales to our customer base. To achieve this objective, we continually re-evaluate our overall product strategy as we adapt to the changing needs of our customers. Accordingly, throughout fiscal 2001 we took actions to refocus our product and market direction. Key elements of our revised strategy are:

Expand Our Target Market Presence through Verticalization. The mid-market is considered one of the fastest growing segments in the EEA market. We intend to further leverage our manufacturing and technology expertise and the strengths of our affiliates to expand our presence in this market. We will continue to invest in new product functionality and technology to improve the global competitiveness of our customers. We also intend to continue to leverage our large, installed customer base to generate additional revenues by using positive references from existing customers to assist in sales to new customers. These references are often critical to the buying decisions of our customers. Our large installed customer base also gives us an opportunity to generate significant revenues by selling additional collaborative applications and upgrades to existing customers. We have focused product development and marketing resources around deeper verticalization and segmentation of the manufacturing environment. We intend to continue to add product functionality and domain expertise to address specialized segments within the manufacturing sector.

Grow Our Sales Channel. We intend to further enhance our sales channel by expanding the number of our affiliates, strengthening our existing affiliate base, and maximizing our direct sales organization to capitalize on strategic opportunities. We intend to increase our worldwide channel capacity through new ventures, alliances and other programs with affiliates that are attempting to enter new or under-penetrated territories. In addition, we will continue assisting affiliates with on-line training and remote learning opportunities. We expect that these offerings will increase our affiliates' ability to compete for new accounts and to expand our presence within our customer base. We intend to grow our direct sales force to lead multi-site selling opportunities and service specific strategic accounts and applications. The number of these multi-site and strategic opportunities is on the rise due to the scalability of our solutions and enhanced collaborative capabilities.

Leverage Our Supply Chain and Collaborative Commerce Solutions. We understand the needs of a manufacturing organization, and our supply chain management applications offer manufacturers the tools they need to ensure that their operations achieve their peak performance. Our collaborative commerce applications link elements of the manufacturing infrastructure to produce a seamless set of solutions that ensures the effective flow of information from supplier to manufacturer to customer in a fully web-enabled fashion. Both our supply chain and collaborative commerce solutions are available to customers using our EEA solutions as well as to potential customers who use other EEA solutions.

Enhance Functionality of Our Collaborative Solutions. We intend to continue to offer new functionality to attract additional customers and allow existing customers to more easily adapt to changes within the extended manufacturing enterprise. We will continue to focus on the extended enterprise business model and intend to enhance our collaborative solutions on a global basis. Many of our applications are available in up to 19 languages, including English, traditional Chinese, simplified Chinese, French, German, Portuguese and Spanish. We also plan to add new localized features to expand the functionality of our products and allow us to more effectively target geographic markets. To support our vertical market strategy, we will continue development of specific functionality to address business requirements within key vertical segments of the manufacturing environment. In addition, we continually evaluate potential acquisitions of complementary technologies, products and businesses serving our target market.

Incorporate New Technologies to Expand Market Opportunity. We intend to continue incorporating new technologies necessary to help manufacturers compete in their rapidly changing environments. These technologies include:

- true thin-client, appliance-independent connections through the Internet directly to the manufacturers' ERP backbone, enabling business to business transactions and providing field-level security, personalization, and customization;
- system to system connections using industry-standard tools and protocols like XML and Microsoft BizTalk™, to enable background processing of information and to easily allow a customer, and its customers and suppliers, to participate in global online markets and exchanges; and
- collaborative commerce solutions that provide integration of front-end applications to backend ERP solutions.

Pursue Strategic Alliances. We often form strategic development or marketing alliances with third parties, which we refer to as solution partners, to address the rapidly changing needs of our customers. By either entering into joint marketing relationships or reselling their products, we deliver best of breed offerings integrated with our solutions. In addition, we develop strategic marketing alliances with third parties to market, sell or service our products into markets that are under-served or not addressed by us. We intend to continue to develop strategic development and marketing alliances to enhance the breadth of our offerings and expand our market presence.

Leverage Professional Services. We launched a comprehensive professional services organization in fiscal 2001 to provide global consulting capabilities related to software implementation, business process reengineering and optimization. This organization provides a common implementation methodology for multi-site customers to ensure integration of software and systems as well as high-level consulting in business process management and reengineering. This organization enhances the implementation and service capabilities of our existing affiliate sales channel.

Maintain High Customer Satisfaction. We believe that a highly satisfied installed customer base is critical to expanding our market presence. We intend to develop or enhance advanced user education offerings and Internet-based tools to further improve our affiliates' and customers' ability to install and use our solutions.

The MAPICS EEA Products

ERP Solutions

MAPICS ERP for iSeries. Our iSeries solution offers more than 50 applications and has continually been enhanced to meet customers' needs. Our iSeries solution provides a simplified implementation process with integrated applications that enable single-site, multi-site and multi-national manufacturers to expand production and increase revenue. It leverages Java and Internet technologies to deliver solutions for growing manufacturing organizations, and our extended architecture gives customers the flexibility to expand as their business evolves. This solution works with the IBM eServer iSeries 400 platform, a popular platform with manufacturers in our target market.

Recent enhancements to our iSeries solution include added functionality to address collaborative engineering change management, financial reporting, multi-channel selling using web, paperless shop floor control, and XML support.

MAPICS ERP for Extended Systems. For manufacturers that prefer Oracle/Microsoft technology, we offer our Extended Systems solution. This multi-platform ERP allows manufacturers to extend their reach beyond their enterprise, using a single unified solution to manage multiple sites, outsourced operations and partners on a global basis. MAPICS ERP for Extended Systems offers proven thin-client, appliance-independent connection to the Internet. This solution addresses the security, data integrity and real-time information delivery needs that new e-business transaction models require with access for customers, suppliers and employees into a single database.

In 2001, we delivered innovative collaborative technology that enabled manufacturers to extend their ability to buy products through the MAPICS Portal to create their own digital marketplaces and to sell products using MAPICS Commerce, a web based storefront for product configuration. By combining these collaborative tools directly with the MAPICS ERP for Extended Systems, customers, suppliers, and employees can securely access the information they need on demand and improve productivity by reducing paperwork, response time and excess inventory.

Supply Chain Management

MAPICS Supply Chain Management Solution. This constraints-based solution helps companies maximize their supply chain capacity, eliminate downtime and improve operating efficiencies. It analyzes plant operations, pinpoints constraints, and optimizes manufacturing processes. Web-enabled Supplier and Customer Collaboration components help manufacturers give their suppliers and customers what they need, when they need it, including being able to respond to higher priority customers first. Robust supply chain planning functionality helps manufacturers better handle the demands of multi-plant, multi-national manufacturing. Our supply chain management solution improves customer service by allowing customers to perform their own capable-to-promise and what-if scenarios via the Internet to delay or expedite orders. It provides better sales and operational planning by creating consensus forecasts using channel intelligence that help plan production to ensure the forecasts are met.

MAPICS Supply Chain Management Solution enables companies to recognize interdependencies among elements of the manufacturing process and helps them devise simple solutions for very complex problems. The solution is cost effective, easy to implement, and offers quick return on investment. Customers typically report increased on-time delivery as well as best-in-class inventory turns and manufacturing cycle times, all of which help them improve profitability and customer satisfaction.

Collaborative Applications

MAPICS Portal. The MAPICS Portal is an enterprise relationship portal solution that allows manufacturers to create a seamless virtual business community that includes their entire value chain. An enterprise portal can be the catalyst necessary to transform a manufacturer's brick and mortar business to a Web-centric e-business. Our customers are currently using the MAPICS Portal to share manufacturing data, such as inventory levels, bills of material, reorder information, engineering documents, and production line activity, with members of their value chain. This year we delivered new portal applications that dramatically streamline a manufacturer's business processes. These applications enable manufacturers and their suppliers to collaborate real time on information directly from the ERP backbone for purchase order planning, acceptance, and supplier management.

MAPICS Commerce. MAPICS Commerce is a web storefront based on Microsoft Commerce 2000 that enables manufacturers to develop electronic storefronts, display product catalogs, and take orders over the Internet. Users have the capability to configure items through a guided selling process over the web through the storefront. Manufacturers can use this rules based configurator to dynamically create unique products directly from the MAPICS ERP system via the Internet.

Enterprise Asset Management

MAPICS Maintenance and Calibration Solution. This solution is a multi-platform solution for enterprise asset management, or EAM, that provides maintenance and facility management, including calibration tools for manufacturers. MAPICS Maintenance and Calibration Management Solution provides companies with the resources needed to manage enterprise assets and the ability to fully integrate with other MAPICS products, such as our ERP solutions. Simple implementation gives users the flexibility to set up systems that easily adapt to their individual manufacturing operations.

Product Development

We are focusing our ongoing product development efforts on addressing the emerging needs of our market as well as practical innovation. We intend to continue expanding the breadth and depth of our product functionality and incorporating new technologies, while maintaining product reliability. We are focused particularly on developing collaborative solutions that are platform independent and that will enable our customers to serve their customers better, while improving overall operational efficiency. We plan to continue to develop new products focused on the manufacturing marketplace and deliver continuous product enhancements to existing customers.

We are currently enhancing our iSeries solution using Java and XML technology to add significant thin-client and customization functions, navigation and personalization features that are popular in today's applications. Users are now able to access their data from anywhere in the world via a web browser, providing flexibility to customers. An XML interface allows companies to use their own client, or no client at all, as in the case of server-to-server communications. Enhancements also enable specialty clients such as PDAs and cell phones to access the customer's data.

We plan to continue the evolution of our ERP for Extended Systems solution to an Internet-based collaborative system. Further expansion of our role-based MAPICS Portal applications and customer centric commerce applications will be added to the already Internet-rich foundation. Connectivity to supply chain partner systems will be provided using MAPICS Connects, a B2B integration tool that leverages Microsoft BizTalk™ and XML. Collaborative technologies will be enhanced for industry specific requirements of manufacturers.

Planned enhancements to our supply chain management solution will focus on the addition of new functionality to enable our customers to better serve their customers. Through continuous collaboration with our customers, we will identify the functionality they need to maintain a competitive edge, and respond with stable, affordable enhancements to the supply chain solution. We are considering improvements to help our customers speed products through their extended enterprises, such as third-party system integrations and database connectivity.

Customers

Our primary customers are discrete and batch-process manufacturing establishments with annual sales between $20 million and $1 billion, consisting both of independent companies and of divisions, sites and subsidiaries of larger companies. We have licensed our solutions for use in thousands of locations around the world. We intend to leverage our large installed customer base to generate additional revenues by using existing customers to provide positive references to new customers. We also will continue to sell additional applications and upgrades to existing customers. Our collaborative solutions that focus on specific segments of the manufacturing market provide significantly increased business value to our customers.

Our base of customers includes the following enterprises:

Accelight	IKO Industries
Anaren Microwave, Inc.	Kerry Ingredients U.K. Ltd.
AP Technoglass Company	MAG Instruments, Inc.
Ashley Furniture Industries, Inc.	Michigan Bulb Company Inc., Ltd.
Bayer Corporation	New Hampshire Ball Bearings
Bostik, Inc.	Pall Corporation
Bristol-Myers Squibb Company	Peg Perego Pines USA, Inc.
Coltec Industries Inc.	Powerex Inc.
Cooper Industries	Shiseido Cosmetics (America) Ltd.
Dialight Corporation	SmithKline Beecham
Dirona SP	Sub-Zero Freezer Co., Inc.
Dukane Corporation	Sylvania Lighting International B.V.
Eaton Controls PTY, Ltd.	Thomas Lighting Inc.
Emerson Electric Co.	Trans-matic Manufacturing, Inc.
Freightliner, Inc.	United Container Company
General Electric Co., P.L.C.	Volvo Corp.
Giddings and Lewis, Inc.	Weber Aircraft
Goodyear Tire & Rubber Co.	Weber-Stephen Products Co.
Hartzell Propeller, Inc.	Westinghouse Electric Corporation
Honda Motor Co., Ltd.	Xanoptics
International Game Technology	YORK International Corporation

None of our customers accounted for more than 5% of our total revenues in the fiscal year ended September 30, 2001. We do not believe that our backlog at any particular point in time is indicative of future sales.

Marketing and Sales

Our marketing strategy focuses on positioning us as a leading provider of solutions to the manufacturing market and increasing our brand and product recognition. In support of this strategy, our marketing programs include advertising, public relations, direct marketing, worldwide web marketing, customer and internal events and product management. Our sales and marketing activities are organized around the two main vertical markets within manufacturing: complex and high tech manufacturers. We plan to continue focusing on deeper segmentation of the manufacturing marketplace, and our marketing programs and activities will support this verticalization.

We sell to customers located in nearly 70 countries throughout 1) North America, 2) Europe, the Middle East and Africa, or EMEA, and 3) the Latin America and Asia Pacific regions, or LAAP, through a network of approximately 90 independent local affiliates. We believe the use of affiliates gives us significant market access. Affiliates provide sales, consulting, implementation and other services directly to our customers, usually on a local basis. Our sales management team continues to encourage our affiliates to grow or consolidate into larger organizations and to further develop their sales skills.

Use of the affiliate channel has given us international reach to service a global customer base. In addition to broad market coverage, our affiliate channel provides significant benefits to us and our customers. For example, the affiliates provide us with a variable cost sales channel, receiving a sales commission from us only when we receive license fees from our customers. In addition, affiliates typically have extensive knowledge of the manufacturing industries in their geographic regions and develop long-standing relationships with our customers. Moreover, the affiliate channel continually provides local input and feedback regarding customer requirements, industry trends, and competitive products, enabling us to respond to and anticipate the future product needs of our customers and to incorporate these needs into our product development efforts.

Our indirect sales channel has a relatively low fixed cost to maintain but a higher variable cost in period of higher licensing revenue. This model has contributed to our profitability in periods of relatively soft licensing activity.

Historically, we have maintained excellent relations with our affiliates. We believe these strong relations are attributable to a number of factors, including the significant revenues that we pay affiliates in the form of commissions, as well as revenues that our customers pay affiliates for consulting, implementation and other services rendered within the territories they represent. Additionally, in some instances, customers purchase hardware products through affiliates, which provides the affiliates with an additional source of revenue. As a result, affiliates generally have made significant investments in developing knowledge of our products within their organizations.

Although we intend to expand and strengthen our affiliate network, we also intend to take advantage of opportunities to capitalize on our direct sales organization as well. We believe that the flexibility of multiple sales channels is critical to our success as our customer base continues to grow in sophistication and demands increasing levels of service and support.

Customer Support and Professional Services

We believe that providing high quality customer service and technical support on a world-wide basis is necessary to achieve rapid product implementation, which in turn is essential to long-term customer satisfaction. Accordingly, we are committed to maintaining a high-quality, knowledgeable affiliate channel supported by our internal service and support staff. Our customer service and support activities can be grouped into two key areas:

Customer Support. We maintain a central call management response and assistance program for customers. We assist all supported customers in operational issues and resolving possible code errors. Our support centers use a standardized call management system to log calls, track problems or inquiries, identify qualified support personnel to assist customers, follow the inquiry through to a successful resolution and measure support performance. Outside North America, we provide similar support services to our customers in conjunction with our affiliates. We also have introduced a tool that enables customers to directly access our knowledge database, permitting them to quickly locate answers to operational issues on their own.

Professional Services. Affiliates provide implementation-consulting services on a project-consulting basis on-site to assist customers in the installation and use of our products, whether entire systems are implemented or individual applications are installed to augment existing applications. During fiscal 2001, we launched our professional services organization to provide global consulting and implementation support that enhances and supplements those service areas of our affiliates, particularly in new or complicated application areas. We do not record revenues related to these services provided by our affiliates. We have developed educational materials and instructions for our affiliates to use in customer classroom environments. We intend to provide additional tools to assist affiliates and customers in simplifying the implementation effort. We also provide project management support services to assist affiliates in managing multi-site and multi-territory implementation efforts and supplement the affiliates' expertise in new application areas until such time as affiliates are able to upgrade their skills and our assistance is no longer required. Certification programs ensure that our affiliates maintain the appropriate skills for our offerings.

Proprietary Rights and Technology

Our success and ability to compete depend heavily on our proprietary technology, including our software. Our software is protected as a copyrighted work. In addition, much of the source code for our software is protected as a trade secret. We provide our products to customers under a non-exclusive license. We also generally enter into confidentiality or license agreements with third parties and control access to and distribution of our software, documentation and other proprietary information. We presently have no patents or patent applications pending. We rely upon license or joint development agreements with solution partners to allow us to use technologies that they develop. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Future Performance—An inability to protect our proprietary rights and avoid claims that we infringe the proprietary rights of others could materially harm our business."

Competition

The market for business software within the manufacturing industry is highly competitive and changes rapidly. The market activities of industry participants, such as new product introductions, frequently result in increased competition. We target our products and related services primarily at the market for business applications software for manufacturing establishments with annual sales between $20 million and $1 billion. Current and prospective competitors offer a variety of products that address this and similar markets. We primarily compete with a large number of independent software vendors, although we also compete with vendors of specialized applications. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Future Performance— The market for business software in the mid-sized manufacturing industry is highly competitive, and we may be unable to increase, or even maintain, our market share."

Employees

As of December 3, 2001, we employed approximately 515 persons, of whom 332 were employed in product development and support, 95 in sales and marketing and 88 in management and administration. None of our employees is represented by a labor union. We have experienced no work stoppages and believe that our employee relations are good.

Item 2. *Properties.*

Our principal administrative, marketing, product development and support facilities are located in Alpharetta, Georgia, a suburb of Atlanta, where we lease approximately 120,000 square feet under a lease that expires in 2007. Approximately 26,000 square feet of the facility in Alpharetta is currently sub-leased to a third party. We also lease approximately 52,000 square feet for regional sales, development and support locations in North America, EMEA, and the Latin America and Asia Pacific regions.

Item 3. *Legal Proceedings.*

There is no material legal or governmental proceeding pending or threatened against us.

Item 4. *Submission of Matters to a Vote of Security Holders.*

No matters were submitted to a vote of our shareholders during our fourth fiscal quarter ended September 30, 2001.

PART II

Item 5. *Market for the Registrant's Common Equity and Related Stockholder Matters.*

Common Stock Price

The following table shows the high and low sales prices per share of our common stock as reported on the Nasdaq National Market for each quarter of our last two fiscal years ended September 30, 2001.

	High	Low
Fiscal 2000		
First Quarter	$13.75	$7.00
Second Quarter	20.00	1.75
Third Quarter	16.00	4.00
Fourth Quarter	7.69	3.06
Fiscal 2001		
First Quarter	$ 7.63	$3.75
Second Quarter	9.13	4.00
Third Quarter	6.35	2.85
Fourth Quarter	7.77	5.00

Holders

As of December 3, 2001, there were approximately 500 record holders of our common stock, and we estimate that there were approximately 3,100 beneficial owners of our common stock.

Dividend Policy

We have never paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings to fund future development and growth, the operation of our business, and to repay amounts outstanding under our bank credit facility. Additionally, covenants in our bank credit facility prohibit the payment of cash dividends. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, capital requirements and such other factors as the board of directors deems relevant. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and Note 9 of the notes to our consolidated financial statements contained in "Item 8. Financial Statements and Supplementary Data."

Item 6. *Selected Financial Data.*

The tables on the following pages present selected statement of operations and balance sheet data for the fiscal years ended and as of September 30, 1997, 1998, 1999, 2000, and 2001. We have derived the selected financial data for those periods and as of those dates from our financial statements that have been audited by PricewaterhouseCoopers LLP, our independent accountants. You should read this selected financial data in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data."

We were incorporated in Massachusetts in 1980 under the name Marcam Corporation. On July 29, 1997, we distributed to our shareholders, in a tax-free distribution which we refer to as the Distribution, all of the capital stock of our subsidiary, Marcam Solutions, Inc., and changed our name to MAPICS, Inc. As a result of the Distribution, Marcam Solutions owns and operates some of the software product lines that we had owned and operated before the Distribution, while we continue to own and operate the ERP for iSeries product line. We prepared the statements of operations data for the fiscal year ended September 30, 1997 using Marcam Corporation's historical results of operations of the business related to the ERP for iSeries product line. This financial statement data is combined and generally reflects the results of operations and financial position of the MAPICS business as if it were a separate entity for this period. We allocated some costs and expenses presented in the financial statement data for the year ended September 30, 1997 based on our estimates of the costs of services that Marcam Corporation provided to the MAPICS business. We believe these allocations are reasonable. However, the financial statement data may not necessarily reflect our results of operations and financial position in the future or what they would have been had the MAPICS business been a separate entity during the fiscal year ended September 30, 1997. The statements of operations data for the fiscal years ended September 30, 1998, 1999, 2000, and 2001 and the balance sheet data as of September 30, 1997, 1998, 1999, 2000, and 2001 are consolidated and consist solely of the separate financial statements of MAPICS, Inc. and our subsidiaries.

We calculated net income per common share presented in the statements of operations for the fiscal year ended September 30, 1997 using the capital structure of Marcam Corporation for the period prior to the Distribution, including the weighted average number of common shares and common equivalent shares, giving effect to the Distribution on a pro forma basis for the period prior to the Distribution. See Note 2 of the notes to our consolidated financial statements contained in "Item 8. Financial Statements and Supplementary Data" for further information concerning the computation and presentation of net income (loss) per common share for the fiscal years ended September 30, 1999, 2000, and 2001.

	Fiscal Years Ended September 30,				
	1997	1998	1999	2000	2001
	(In thousands, except per share data)				
Statements of Operations Data:					
Revenue:					
License	$56,368	$ 79,189	$ 71,195	$ 62,672	$ 47,240
Services	39,036	50,552	63,523	77,690	90,476
Total revenue	95,404	129,741	134,718	140,362	137,716
Operating expenses:					
Cost of license revenue	9,816	13,108	13,689	15,551	17,546
Cost of services revenue	11,838	14,873	19,012	31,176	35,427
Selling and marketing	31,905	48,111	51,601	50,082	39,998
Product development	10,259	15,073	18,083	16,375	17,277
General and administrative	8,256	8,884	12,673	17,427	14,635
Amortization of goodwill	—	—	—	6,959	35,121
Restructuring, acquisition, and other items	—	—	—	15,083	(1,981)
Total operating expenses	72,074	100,049	115,058	152,653	158,023
Income (loss) from operations	23,330	29,692	19,660	(12,291)	(20,307)
Interest income (expense), net	(218)	760	1,801	(1,885)	(2,099)
Income (loss) before income tax expense (benefit)	23,112	30,452	21,461	(14,176)	(22,406)
Income tax expense (benefit)(1)	(6,004)	11,724	8,262	(2,451)	4,541
Net income (loss)(2)	$29,116	$ 18,728	$ 13,199	$ (11,725)	(26,947)
Net income (loss) per common share (basic)	$ 1.79	$ 1.01	$ 0.70	$ (0.66)	$ (1.48)
Net income (loss) per common share (diluted)(2)	$ 1.47	$ 0.81	$ 0.62	$ (0.66)	$ (1.48)
Weighted average number of common shares outstanding (basic)	16,239	18,579	18,943	17,896	18,223
Weighted average number of common shares and common equivalent shares outstanding (diluted)	19,810	23,100	21,444	17,896	18,223

(1) We retained certain favorable income tax attributes in connection with the separation of Marcam Corporation into two companies in 1997 and realized certain of these attributes which were recorded as income tax benefits at that time. We recorded an income tax benefit of $14.9 million during the quarter ended September 30, 1997 related to these matters. Excluding this income tax benefit, net income for the fiscal year ended September 30,

1997 was $14.2 million, or $0.88 per share (basic) and $0.72 per share (diluted). Additional future income tax benefits related to these attributes may be realized in future periods.

(2) For the fiscal years ended September 30, 2000 and 2001, net income excluding amortization of goodwill and restructuring and acquisition costs, and other items net of income tax expense was $6.9 million and $7.6 million and net income per common share (diluted) was $0.34 and $0.38.

	As of September 30,				
	1997	1998	1999	2000	2001
			(In thousands)		
Balance Sheet Data:					
Cash and cash equivalents	$ 5,562	$ 33,442	$21,351	$ 12,175	$ 18,077
Working capital (deficit) (1)	(12,413)	12,282	6,487	(28,403)	(24,303)
Total assets (2)	76,970	110,042	95,394	136,939	94,656
Long-term liabilities	—	—	155	21,245	6,008
Shareholders' equity (3)	24,707	46,941	38,259	32,444	6,308

(1) Excluding $25.1 million, $31.1 million, $29.0 million, $36.0 million and $36.0 million of deferred revenue as of September 30, 1997, 1998, 1999, 2000, and 2001, working capital would have been $12.7 million, $43.4 million, $35.5 million, $7.6 million and $11.7 million as of those dates. Working capital (deficit) as of September 30, 2000 and 2001 includes $10.3 million and $13.1 million of the current portion of our long term debt.

(2) Total assets as of September 30, 2000 increased from September 30, 1999 as a result of two acquisitions. Total assets as of September 30, 2000 included $42.7 million in goodwill and intangible assets that were a result of the acquisitions. As of September 30, 2001, total assets decreased by $26.0 million relating to an impairment loss on the goodwill and intangible assets from the acquisitions in fiscal 2000.

(3) Shareholders' equity amounts as of September 30, 1998, 1999, 2000, and 2001 are reduced by the cost of treasury stock of $1.3 million, $22.4 million, $17.1 million, and $15.4 million. Shareholders' equity as of September 30, 2001 reflects the effects of a $26.0 million impairment loss on goodwill and other intangible assets related to the two acquisitions in fiscal 2000.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

You should read the following discussion and analysis in conjunction with "Item 6. Selected Financial Data" and "Item 8. Financial Statements and Supplementary Data." This discussion contains forward-looking statements relating to our future financial performance, business strategy, financing plans and other future events that involve uncertainties and risks. Our actual results could differ materially from the results anticipated by these forward-looking statements as a result of many known and unknown factors that are beyond our ability to control or predict, including but not limited to those discussed below in "—Factors Affecting Future Performance" and elsewhere in this report. See also "Special Cautionary Notice Regarding Forward-Looking Statements" at the beginning of "Item 1. Business."

The terms "fiscal 1999," "fiscal 2000," and "fiscal 2001" refer to our fiscal years ended September 30, 1999, 2000, and 2001. The term "fiscal 2002" refers to our fiscal year ending September 30, 2002.

Overview

We are a global developer of extended enterprise applications, or EEA, that focuses on manufacturing establishments in discrete and batch-process industries. Our solutions enable mid-market manufacturers around the world to compete better by streamlining their business processes, maximizing their organizational resources, and extending their enterprises beyond the four walls of their factory for secure collaboration with their value chain partners.

We acquired Pivotpoint, Inc. on January 12, 2000 for $48.0 million in cash. This strategic acquisition enabled us to immediately expand our manufacturing solutions across additional platforms. Our flagship solutions now include two powerful enterprise resource planning foundations that streamline business processes for manufacturing, customer service, engineering, supply chain planning and financial reporting. The solutions support international and multi-site operations on a variety of platforms, including the IBM eServer iSeries 400, Windows NT, UNIX and Linux. We also offer supply chain management, collaborative commerce and enterprise asset management systems and functionality designed to enable companies to link members of their supply chain to send and receive valuable real-time information to improve business decision-making at all levels.

Our results of operations for fiscal 2000 and fiscal 2001 were, and future periods may be, negatively affected by the following items related to our acquisition of Pivotpoint:

- A significant portion of the total purchase price was allocated to goodwill and other intangible assets, which negatively impacted our operating results for fiscal 2000 and fiscal 2001 due to the recognition of amortization expense. Amortization of goodwill is presented in a separate line item in the statement of operations, while amortization of acquired technology and other intangible assets is included in cost of license revenue. In fiscal 2001, amortization expense included the recognition of the impairment of goodwill and intangible assets relating primarily to the Pivotpoint acquisition. As further explained under "Recently Issued Pronouncements", we are adopting Statement of Financial Accounting Standards, or SFAS, No. 142, "Goodwill and Other Intangible Assets," as of October 1, 2001 and consequently will stop amortizing goodwill.
- We financed a significant portion of the total purchase price with borrowings from a term loan pursuant to a bank credit facility. Interest expense and principal repayments associated with these borrowings have had, and will continue to have, a negative impact on our earnings and cash flows while the debt is outstanding.
- We have incurred and will continue to incur incremental operating expenses associated with the acquired Pivotpoint business.

Results of Operations

The following table presents our statements of operations data as a percentage of total revenue for the fiscal years ended September 30, 1999, 2000, and 2001.

	Years Ended September 30,		
	1999	2000	2001
Revenue:			
License	52.8%	44.7%	34.3%
Services	47.2	55.3	65.7
Total revenue	100.0	100.0	100.0
Operating expenses:			
Cost of license revenue	10.2	11.1	12.7
Cost of services revenue	14.1	22.2	25.7
Selling and marketing	38.3	35.7	29.0
Product development	13.4	11.7	12.5
General and administrative	9.4	12.4	10.6
Amortization of goodwill	—	5.0	25.6
Restructuring, acquisition and other items	—	10.7	(1.4)
Total operating expenses	85.4	108.8	114.7
Income (loss) from operations	14.6	(8.8)	(14.7)
Interest income	1.4	0.7	0.6
Interest expense	(0.1)	(2.1)	(2.1)
Income (loss) before income tax expense (benefit)	15.9	(10.2)	(16.2)
Income tax expense (benefit)	6.1	(1.7)	3.3
Net income (loss)	9.8%	(8.5)%	(19.5)%

Summary. For fiscal 2001, we recorded a net loss of $26.9 million or $1.48 per common share (diluted), which included accelerated amortization of goodwill, restructuring and acquisition costs, and other items (including $1.6 million in Cost of license revenue), which totaled $35.0 million before income taxes. Excluding these costs, net income was $7.6 million, or $0.38 per common share (diluted). For fiscal 2000, we recorded a net loss of

$11.7 million or $0.66 per common share (diluted). The net loss was primarily the result of amortization of goodwill, restructuring and acquisition costs, and other items (including $327,000 in Cost of license revenue and $2.8 million in General and administrative expenses), which totaled $18.2 million before income taxes. Excluding these costs, net income was $6.9 million, or $0.34 per common share (diluted).

Total revenue decreased 1.9% from fiscal 2000 to fiscal 2001. Total revenue increased $5.6 million or 4.2% from fiscal 1999 to fiscal 2000. The acquisition of Pivotpoint was the primary contributor to the increase in revenue for fiscal 2000. Operating expenses including amortization of goodwill, restructuring and acquisitions costs, and other items increased $5.4 million or 3.5% from fiscal 2000 to fiscal 2001. Operating expenses excluding amortization of goodwill, restructuring and acquisitions costs, and other items decreased $4.4 million or 3.5% from fiscal 2000 compared to fiscal 2001. The decrease in operating expenses was a result of actions we took to reduce headcount and control discretionary spending. Operating expenses including amortization of goodwill, restructuring and acquisitions costs, and other items increased 32.7% from fiscal 1999 to fiscal 2000. Excluding goodwill amortization, restructuring and acquisitions costs, and other items, operating expenses increased 10.8% from fiscal 1999 to fiscal 2000. The overall increase in operating expenses in fiscal 2000 was primarily a result of increased operating expenses resulting from the Pivotpoint acquisition.

Revenue. We generate a significant portion of our total revenue from licensing software, which is conducted principally through our global network of independent affiliates. The affiliates provide the principal channel through which we license our software. However, the ultimate customer typically executes a license agreement directly with us rather than the affiliate. When we first license our software, we receive both an initial license fee and a periodic fee. We record initial license fees as license revenue and typically recognize them upon delivery of the software to the ultimate customer, provided collection is probable. The periodic fee, which typically is paid annually in advance, entitles the customer to receive annual support services, as available. We record these fees as services revenue and recognize this revenue ratably over the term of the periodic agreement.

With respect to the iSeries product line, the periodic fee is an annual license fee, which entitles the customer to continuing use of the software. If a customer does not renew its periodic fee of the iSeries product line, it is no longer entitled to use our software. The annual license fee also entitles the customer to support services as available. We record this fee as services revenue ratably over the term of the service agreement. We believe this licensing arrangement provides a source of recurring revenue from our installed base of iSeries customers and enables our customers to take advantage of new releases and enhancements of our software.

Under the terms of our license agreements, our customers are responsible for installation and training. In many instances, the affiliates provide our customers with most of the consulting and implementation services relating to our products. During fiscal 2000, we began to provide professional consulting and implementation services to our customers. The professional services that we provide are not essential to the functionality of our delivered products. We provide our professional services under services agreements, and we charge for them separately under time and materials arrangements or, in some circumstances, under fixed price arrangements. We recognize revenues from time and materials arrangements as the services are performed, provided that the customer has a contractual obligation to pay, the fee is non-refundable, and collection is probable. Under a fixed price arrangement, we recognize revenue on the basis of the estimated percentage of completion of service provided. We recognize changes in estimates in the period in which they are determined. We recognize provisions for losses, if any, in the period in which they first become probable and reasonably estimable.

We also offer educational courses and training materials to our customers and affiliates. These consulting and implementation services and education courses are included in services revenue, and revenue is recognized when services are provided.

License revenue decreased $15.5 million or 24.6% from $62.7 million in fiscal 2000 to $47.2 million in fiscal 2001. During the majority of fiscal 2001, we experienced worldwide hesitancy by customers and prospects to commit to new investments, which we believe is caused by the general slowdown in the global economy. Furthermore, we experienced sales issues associated with the attacks of September 11, 2001 and the events that followed that delayed numerous transactions, some indefinitely, that we had expected to complete by the close of the fiscal year. License revenue decreased $8.5 million or 12.0% from fiscal 1999 to fiscal 2000. In fiscal 2000, license revenue was adversely affected by the Year 2000 event as a result of accelerated purchases in 1998 and 1999. This decrease was partially offset by license revenue generated by the acquired Pivotpoint business.

Services revenue increased $12.8 million or 16.5% from fiscal 2000 to fiscal 2001 as a result of raising our rates related to some products, the addition of a full year of Pivotpoint customers, and an increase in professional consulting services. The 22.3% increase in services revenue from fiscal 1999 to fiscal 2000 was due principally to additional maintenance, consulting and other services revenue generated by the acquired Pivotpoint business. Primarily as a result of changes in the mix of our license revenue resulting from products acquired in our acquisition of Pivotpoint, a decrease in license revenue as a percentage of total revenue, and expansion of our professional services business, we are experiencing shifts in our mix of revenue. Services revenue as a percentage of total revenue has increased from 47.2% in fiscal 1999 to 55.3% in fiscal 2000 to 65.7% in fiscal 2001. As we continue to expand our professional services business, we expect that services revenue will continue to be an increasing percentage of our total revenue.

Our operations are conducted principally in 1) North America, 2) EMEA, and 3) LAAP. The following table shows the percentage of license, services, and total revenue contributed by each of our primary geographic markets:

	Years Ended September 30,		
	1999	2000	2001
North America			
License Revenue	69.2%	74.2%	73.9%
Services Revenue	72.2	76.1	79.3
Total Revenue	70.6	75.2	77.4
EMEA			
License Revenue	20.2	18.7	16.8
Services Revenue	21.1	17.5	15.9
Total Revenue	20.6	18.1	16.2
LAAP			
License Revenue	10.6	7.1	9.3
Services Revenue	6.7	6.4	4.8
Total Revenue	8.8	6.7	6.4
MAPICS, Inc.			
License Revenue	100.0	100.0	100.0
Services Revenue	100.0	100.0	100.0
Total Revenue	100.0%	100.0%	100.0%

Additional information about our operations in these geographical areas is presented in Note 16 of the notes to our consolidated financial statements contained in "Item 8. Financial Statements and Supplementary Data."

Cost of License Revenue. Cost of license revenue consists primarily of royalties that we pay to solution partners for products we license, amortization of computer software costs, amortization of intangibles related to the Pivotpoint acquisition, and amortization of other intangible assets. We license from our solution partners complementary software products or technology that have been or will be integrated into our product line. Generally, when we license a solution partner product to a customer, we pay a royalty to the solution partner. As a result, a significant portion of our cost of license revenue varies in direct relation to license revenue based on the mix of internally developed and solution partner-developed products during a period. Through our solution partner arrangements, we have been able to enhance the functionality of our existing products and introduce new products utilizing this variable cost approach to expand our product offerings.

Amortization of computer software costs represents recognition of the costs of some of the software products we sell, including purchased software costs, technology acquired in the acquisition of Pivotpoint, capitalized internal software development costs and costs incurred to translate software into various foreign languages. We begin amortizing computer software costs upon general release of the product to customers and compute amortization on a product-by-product basis based on the greater of the amount determined using:

- the ratio that current period gross revenue bears to the total of current and anticipated future gross revenue; or
- the straight-line method over the estimated economic life of the product, which is generally five years for purchased software costs and internal software development costs and two years for software translation costs.

Software is subject to rapid technological obsolescence and, as a result, future amortization periods for computer software costs could be shortened to reflect changes in technology in the future.

Cost of license revenue increased 12.8% or $2.0 million from fiscal 2000 to fiscal 2001 and 13.6% or $1.9 million from fiscal 1999 to fiscal 2000. In fiscal 2001, cost of license revenue includes a write-off of $1.6 million of capitalized software development costs related to the translation of a version of our software that is no longer marketed and for which a new release is now available. Additionally, included in the fiscal 2001 amortization expense is the recognition of impairment as accelerated amortization of $260,000 on identifiable intangible assets related to the Pivotpoint acquisition. Additional information about our recognition of impairment is presented in Note 8 of the notes to our consolidated financial statements contained in "Item 8. Financial Statements and Supplementary Data." In fiscal 2000, we recorded accelerated amortization of $327,000 on capitalized translation costs that we believed were unrecoverable through future license fees. Excluding the aforementioned write-offs, cost of license revenue increased 3.4% from fiscal 2000 to fiscal 2001 and 11.2% from fiscal 1999 to fiscal 2000.

Excluding the write-offs, the increase in cost of license revenue in fiscal 2000 and fiscal 2001 was primarily the effect of two factors. First, there was an increase in product royalty expense due to a change in the mix of products sold, including a higher percentage of products developed by solution partners. During the last two fiscal years, the mix of products that we licensed to our customers has included increasing percentages of solution partner-developed products. As a result, product royalty expense has increased as a percentage of license revenue. Second, in fiscal 2000 and fiscal 2001, cost of license revenue increased due to amortization of intangible assets related to the Pivotpoint acquisition.

We expect cost of license revenue to vary from period to period based on the mix of products licensed between internally developed products and solution partner-developed products and the timing of computer software amortization costs.

Cost of Services Revenue. Cost of services revenue consists primarily of:

- personnel costs related to the ongoing maintenance and support of our products;
- fees paid to affiliates outside our North American region to provide support services in those regions;
- fees paid to solution partners to provide similar support services with respect to their products;
- personnel costs related to implementation, consulting, and education services we provide; and
- costs of distributing our software products.

Cost of services revenue increased $4.3 million or 13.6% from fiscal 2000 to fiscal 2001. This increase is principally attributable to an increase in fees paid to solution partners to provide support services for their products and the costs associated with maintaining a larger professional services staff. Cost of services revenue increased $12.2 million or 64.0% from fiscal 1999 to fiscal 2000. In fiscal 2000, the increase in cost of services revenue was principally attributable to additional costs of providing customer support and maintaining a larger consulting staff for the acquired Pivotpoint products.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of commissions paid to our independent affiliates, compensation of our sales and marketing personnel, and direct costs associated with selling programs and marketing campaigns.

Selling and marketing expenses decreased $10.1 million or 20.1% from fiscal 2000 to fiscal 2001. The significant decrease in selling and marketing expenses was primarily due to reductions of affiliate fees and sales commission for our direct sales force as a result of lower license revenues for the period. Additionally, there was a decrease in marketing program spending. From fiscal 1999 to fiscal 2000, selling and marketing expenses decreased 2.9% or $1.5 million. This decrease was principally due to a decrease in affiliate commissions, which was partially offset by an increase in direct sales costs and marketing programs. We believe that affiliate commissions will fluctuate from period to period based on our product mix and the level of involvement of our direct sales organization and level of sales.

Product Development Expenses. Product development expenses consist of product development costs and software translation costs. Product development costs consist primarily of compensation for software engineering personnel and independent contractors retained to assist with our product development efforts. We charge all costs of establishing technological feasibility of computer software products to product development expense as they are incurred. We capitalize computer software development and translation costs from the time of establishing technological feasibility through general release of the product, and we subsequently amortize them to cost of license revenue. Software translation costs consist primarily of fees paid to consultants for translating some of our software into foreign languages.

The following table shows information about our product development expenses during the last three fiscal years:

	Years Ended September 30,			Change from Prior Year	
	1999	2000	2001	2000	2001
	(Dollars in thousands)				
Product development costs	$20,137	$19,927	$21,299	(1.0)%	6.9%
Software translation costs	2,280	3,872	2,098	69.8%	(45.8)%
	22,417	23,799	23,397	6.2%	(1.7)%
Less:					
Capitalized product development costs	(3,771)	(4,660)	(5,358)		
Capitalized software translation costs	(2,002)	(2,764)	(762)		
	(5,773)	(7,424)	(6,120)		
Plus:					
Write-off of capitalized product development costs	1,439	—	—		
Product development expenses	$18,083	$16,375	$17,277	(9.4)%	5.5%
As a percentage of total revenue	13.4%	11.7%	12.5%		

In fiscal 2001, product development costs increased 6.9% or $1.4 million. The increase from fiscal 2000 is related to our continued focus on developing collaborative solutions and the added costs of our new development organizations for the acquired products. This increase was partially offset by the effect of product strategy actions we took in fiscal 2000. In fiscal 2000, product development costs decreased by 1% from fiscal 1999. In connection with the acquisition of Pivotpoint, we discontinued our product development efforts to re-engineer our iSeries software applications to the Windows NT server platform. This decrease was largely offset by the cost associated with the development organization for the acquired products.

Software translation costs, which increased 69.8% from fiscal 1999 to fiscal 2000 and subsequently decreased 45.8% from fiscal 2000 to fiscal 2001, are typically project related, and the timing of those expenditures is subject to change from period to period.

The amounts of product development costs capitalized in fiscal 1999, fiscal 2000, and fiscal 2001 represented 18.7%, 23.4%, and 25.2% of product development costs. The amounts of software translation costs capitalized in fiscal 1999, fiscal 2000, and fiscal 2001 represented 87.8%, 71.4%, and 36.3% of software translation costs. Capitalization rates are generally affected by the nature and timing of development activities and vary from period to period.

Overall product development expenses increased 5.5% from $16.4 million in fiscal 2000 to $17.3 million in fiscal 2001 and, as a percentage of total revenue, increased from 11.7% in fiscal 2000 to 12.5% in fiscal 2001. During fiscal 1999, we wrote off $1.4 million of capitalized software development costs due to a change in product development approach. Excluding this write-off, product development expenses decreased slightly from $16.6 million in fiscal 1999 to $16.4 million in fiscal 2000.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation for executive, financial, legal and administrative personnel, outside professional and service fees, facility costs, provisions for bad debts, and other items.

General and administrative expenses decreased $2.8 million or 16.0% from $17.4 million in fiscal 2000 to $14.6 million in fiscal 2001. Excluding the following special costs in fiscal 2000, general administrative expenses remained flat from fiscal 2000 to fiscal 2001.

- $2.3 million for the write-off of non-productive technology-related assets. These assets largely represent royalties for technology that we believe will not be recovered through future sales of the related products; and

- $500,000 for compensation expense recorded in connection with the acquisition of Pivotpoint.

General and administrative expenses increased 37.5% or $4.8 million from fiscal 1999 to fiscal 2000. From fiscal 1999 to 2000, general administrative expenses excluding the special costs in fiscal 2000 increased $2.0 million or 15.5% as a result of increased fixed costs of personnel and facilities associated with our expanded operations.

Amortization of Goodwill. Goodwill amortization for fiscal 2000 and fiscal 2001 was $7.0 million and $35.1 million. We completed two acquisitions during fiscal 2000, both of which were treated as purchase business combinations for accounting purposes. Total goodwill recorded in these transactions was $46.4 million.

Throughout fiscal 2001, the U.S. economy entered a recession, as did the economies of other countries in which we operate. The continuing recession adversely affects capital expenditures and software licensing activity, particularly in the manufacturing sector of the economy, to whom we sell our software and services. As a result, the revenue and profit realized for the acquisitions we made in fiscal 2000 have been less than originally anticipated and the estimated fair value of the assets acquired in fiscal 2000 declined respectively.

Based on these circumstances, in the fourth quarter of fiscal 2001 we assessed the recoverability of our goodwill pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." We reviewed the identifiable undiscounted future cash flows, including the estimated residual value to be generated by the assets to be held and used by the businesses acquired in fiscal 2000 at their asset grouping level. These cash flows were below the carrying value of the assets recorded. Consequently, we recognized an impairment as accelerated amortization of $25.7 million, the amount by which the carrying value of the goodwill exceeded its estimated value using the discounted cash flow method. Additional information about our recognition of impairment is presented in Note 8 of the notes to our consolidated financial statements contained in "Item 8. Financial Statements and Supplementary Data."

Restructuring, Acquisition and Other Items. Restructuring, acquisition, and other items was an expense of $15.1 million for fiscal 2000 and a net benefit of $2.0 million for fiscal 2001. We had no expense or benefit for restructuring, acquisition, and other items in fiscal 1999. During fiscal 2000, we recorded restructuring, acquisition and other items of $10.7 million in connection with the acquisition of Pivotpoint and the write-off of certain technology related assets. In addition, we incurred restructuring costs of $4.4 million related to a change in product strategy. During fiscal 2001, we recorded a net benefit of restructuring, acquisition and other items of $2.0 million as a result of a settlement agreement with a third party in May 2001 resolving a dispute regarding payment for certain proprietary software and documentation to be re-licensed by us. Under the terms of the settlement, the third party paid us $2.2 million for the software and related costs that we previously charged against restructuring, acquisition and other items during fiscal 2000. The settlement was offset by $219,000 of liabilities relating to this software product.

The major components of the restructuring, acquisition and other items in fiscal 2000 and fiscal 2001 and the remaining accrual at September 30, 2001 were as follows:

	Restructuring, Acquisition, and Other Items		
	Total Items	Amounts Utilized	Accrued Costs at September 30, 2001
		(in thousands)	
Fiscal 2000:			
Employee severance and related costs:			
Acquisition related	$ 150	$ (150)	$ —
Change in product strategy	1,003	(1,003)	—
Exit costs (for terminated contracts)	919	(856)	63
Costs of abandonment of excess space	972	(773)	199
Non-cash asset write-offs:			
Acquisition related write-offs of purchased software and other assets	6,428	(6,428)	—
In-process research and development costs	1,400	(1,400)	—
Change in product strategy	4,211	(4,211)	—
	15,083	(14,821)	262
Fiscal 2001:			
Settlement of re-licensing contract	(2,200)	2,200	—
Liabilities relating to settlement	219	(48)	171
	(1,981)	2,152	171
	$13,102	$(12,669)	$433

Interest Income and Interest Expense. Interest expense was $2.9 million for both fiscal 2000 and fiscal 2001. Interest expense in fiscal 2000 increased significantly beginning in January 2000 as a result of borrowings under our bank credit facility. Interest expense principally includes 1) interest on our term loan based on our lender's base rate or LIBOR plus a predetermined margin, 2) the difference between interest paid and interest received under our interest rate protection arrangement, 3) commitment fees on the unused portion of our revolving credit facility, and 4) amortization of debt issuance costs. The weighted average interest rate for fiscal 2000 and fiscal 2001 was 9.9% and 10.2%. See "—Liquidity and Capital Resources."

Income Tax Expense (Benefit). The effective tax rates for fiscal 1999, fiscal 2000, and fiscal 2001 were 38.5%, (17.3)%, and (20.3)%. The effective tax rates for fiscal 2000 and 2001 differ from the statutory federal rate of 35.0% principally due to the effect of amortization of goodwill and other intangible assets that are not deductible for income tax purposes. We have amortized a significant portion of the goodwill and other intangible assets related to our acquisitions during fiscal 2000, adopted SFAS No. 142, "Goodwill and Other Intangible Assets" as of October 1, 2001 and therefore will not be amortizing the remaining portion of goodwill. Accordingly, we expect our effective tax rate in future periods to be consistent with the statutory rates. The effective tax rate for fiscal 1999 differs from the statutory federal income tax rate of 35.0% principally due to the impact of state and foreign income taxes.

Liquidity and Capital Resources

Historically, we have funded our operations and capital expenditures primarily with cash generated from operating activities, supplemented in fiscal 2000 by borrowings of $40.0 million under our bank credit facility to finance the acquisition of Pivotpoint. Changes in net cash provided by operating activities generally reflect the changes in earnings plus the effect of changes in working capital. Changes in working capital, especially trade accounts receivable, trade accounts payable and accrued expenses, are generally the result of timing differences between collection of fees billed and payment of operating expenses.

The following tables show information about our cash flows during the last three fiscal years and selected balance sheet data as of September 30, 2000 and 2001. You should read these tables and the discussion that follows in conjunction with our statements of cash flows and balance sheets contained in "Item 8. Financial Statements and Supplementary Data."

	Summary of Cash Flows Fiscal Years Ended September 30,		
	1999	2000	2001
		(in thousands)	
Net cash provided by operating activities before changes in operating assets and liabilities	$ 30,871	$ 20,491	$27,677
Changes in operating assets and liabilities	(7,693)	66	(4,436)
Net cash provided by operating activities	23,178	20,557	23,241
Net cash used for investing activities	(12,724)	(57,763)	(7,536)
Net cash provided by (used for) financing activities	(22,545)	28,030	(9,803)
Net increase (decrease) in cash and cash equivalents	$(12,091)	$ (9,176)	$ 5,902

	Balance Sheet Data September 30,	
	2000	2001
	(in thousands)	
Cash and cash equivalents	$ 12,175	$ 18,077
Working capital (deficit)	(28,403)	(24,303)
Working capital, excluding deferred revenue	7,578	11,665

Operating Activities

In fiscal 2001, net cash provided by operating activities before changes in operating assets and liabilities increased 35.1% from fiscal 2000. The net loss of $26.9 million was primarily off-set by non-cash transactions, including $26.0 million in accelerated amortization of goodwill and other intangible assets, a $1.6 million write-off of capitalized software development costs, and a $1.0 million increase in the provision for bad debts. Significant changes in operating assets and liabilities affecting operating cash flows include a $1.5 million increase in accounts receivable, a $2.9 million decrease in prepaid and other current assets primarily related to a receipt of a $2.4 million refund of income taxes and interest, and a $6.1 million increase in accounts payable, accrued expenses, and other current liabilities.

In fiscal 2000, the net loss of $11.7 million significantly contributed to the decrease in net cash provided by operating activities before changes in operating assets and liabilities. The net loss was primarily the result of write-offs for restructuring and acquisition costs and other items, which totaled $18.2 million before income taxes. In fiscal 2000, changes in operating assets and liabilities affecting operating cash flows included a $3.8 million increase in deferred revenue related to our expanded customer base, a $3.0 million increase in accounts receivable as a result of an increase in total revenue; and a $1.0 million decrease in accrued expenses and other current liabilities.

In fiscal 1999, working capital changes affecting operating cash flows provided by operating activities, included a $5.3 million increase in prepaid expenses and other current assets, a $4.0 million decrease in accounts payable and accrued expenses and other current liabilities, and a $2.1 million decrease in deferred revenue. Those changes were offset by a $3.7 million decrease in accounts receivable.

Financing and Investing Activities

In fiscal 1999, fiscal 2000, and fiscal 2001, we used cash for investing activities related to computer software development, translation of our computer software products, purchases of property and equipment, and purchases of rights to complementary computer software to be integrated with our product offerings. In fiscal 1999, 2000, and 2001, we received proceeds from stock options exercised and employee stock purchases of $1.7 million, $3.1 million, and $631,000. In fiscal 1999, we purchased 2,953,800 shares of common stock for $24.3 million and retired the 128,600 shares that were acquired in fiscal 1998.

In January 2000, we purchased the stock of Pivotpoint, Inc. for $47.1 million, including transaction costs of $2.0 million and net of cash acquired of $2.9 million. We also assumed long-term debt of $2.7 million. To finance this acquisition, we borrowed $40.0 million under the term loan portion of our bank credit facility. We also used $13.1 million of our operating cash to pay for the acquisition and related transaction costs, including $1.4 million of debt issuance costs.

The term loan requires quarterly principal repayments in various amounts and matures on December 31, 2002. During fiscal 2001, we repaid $10.3 million of long-term debt, and during the first quarter of fiscal 2002, we made $4.7 million of principal repayments. During fiscal 2000, we repaid $13.7 million of long-term debt, including $11.0 million under the term loan and $2.7 million of debt assumed in the acquisition of Pivotpoint.

The interest rate on the term loan portion of the bank credit facility varies depending upon our ability to maintain certain specified financial ratios. Additionally, the interest rate is generally adjusted quarterly based on either our lender's base rate or LIBOR plus a predetermined margin. At September 30, 2000 and September 30, 2001, the interest rate on our term loan, including the lender's margin, was 9.9% and 5.5%. The bank credit facility required us to enter into an interest rate protection arrangement. Accordingly, we entered into an interest rate swap with a bank, which limits our exposure to fluctuations in interest rates on a significant portion of our term loan. The swap expires on December 31, 2001. Our fiscal 2000 and fiscal 2001 weighted average interest rate, including the interest rate swap, was 9.9% and 10.2%.

On December 10, 2001, we amended the terms of our bank credit facility to modify certain financial covenants as of September 30, 2001 to bring us into compliance with the terms of the bank credit facility as of that date. The amendment also requires us to limit total borrowings under the bank credit facility at any time to an amount based on our qualified accounts receivable, as defined. If the amount of total debt exceeds the amount of our allowed monthly borrowings, we are required to repay the amount of debt in excess of the allowed monthly borrowing base.

Our bank credit agreement, as amended, provides for a revolving credit facility of up to $10.0 million, subject generally to the same provisions as our term loan and subject to the monthly borrowing base. We have never borrowed any funds under the revolving credit portion of any bank credit facility. Any such borrowings would mature on December 31, 2002 under the terms of the bank credit agreement. We pay a quarterly commitment fee for unused portions of the revolving credit facility.

We have pledged substantially all of our assets in the United States as collateral for our obligations under the bank credit facility. Additionally, all of our domestic subsidiaries have guaranteed the repayment of our obligations under the bank credit facility, and we have pledged a majority of the capital stock of our foreign subsidiaries to the lenders.

The bank credit facility, as amended, contains covenants that, among other things, require us to maintain specific financial ratios and impose limitations or prohibitions on us with respect to:

- incurrence of indebtedness, liens and capital leases;
- payment of dividends on our capital stock;
- redemption or repurchase of our capital stock;
- investments and acquisitions;
- mergers and consolidations; and
- disposition of our properties or assets outside the course of ordinary business.

At September 30, 2001 we had federal net operating carryforwards of $10.4 million and research and experimentation and other credit carryforwards of $4.3 million. The net operating losses and tax credits at September 30, 2001 expire between 2002 and 2020. The utilization of a significant portion of the net operating losses and tax credits is limited on an annual basis due to various changes in ownership of both MAPICS and Pivotpoint. We do not believe that these limitations will significantly impact our ability to utilize the net operating losses and tax credits before they expire. These income tax attributes enabled us to reduce cash paid for income taxes in fiscal 1999, fiscal 2000, and fiscal 2001, and we believe they will continue to result in cash savings in future periods as we use them to offset income taxes payable. We have recorded the net deferred tax assets at the amount we believe is more likely than not to be realized.

We do not have any current plans or commitments for any significant capital expenditures.

We believe that cash and cash equivalents on hand as of September 30, 2001, together with cash flows from operations and available borrowings under our revolving credit facility, will be sufficient to maintain our operations for at least the next 12 months.

Recently Issued Pronouncements

In December 1999, the SEC issued Staff Accounting Bulletin No. 101, as amended by SAB No. 101A and SAB No. 101B. SAB No. 101 provides guidance in applying generally accepted accounting principles to revenue recognition in financial statements. Additionally, the SEC recently issued a Frequently Asked Questions memorandum providing further guidance on SAB No. 101. We adopted SAB No. 101, as amended, during our third quarter of fiscal 2001. The adoption had no material impact on our licensing practices, financial position, or results of operations.

In June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 141, "Business Combinations," which addresses financial accounting and reporting for business combinations. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted using the purchase method. This statement will be effective for any business combinations that we may enter into in the future.

In June 2001, the FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets," which addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 changes the accounting for goodwill and other intangible assets. Upon adoption, goodwill will no longer be subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. All other acquired intangibles will be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, or exchanged, regardless of our intent to do so. Other intangibles will be amortized over their useful lives.

As of October 1, 2001, we adopted SFAS No. 142. We expect the following significant impacts:

- The balance of goodwill was $4.7 million at October 1, 2001. As we have discontinued amortizing goodwill as of October 1, 2001, we will have approximately $1.5 million less in amortization of goodwill in fiscal 2002 than if we had not adopted SFAS No. 142.
- We are required to perform a transitional impairment test. This impairment test will require us to (1) identify individual reporting units, if any, (2) determine the carrying value of any reporting units by assigning assets and liabilities, including existing goodwill and intangible assets, to those reporting units, and (3) determine the fair value of any reporting units. If the carrying value of any reporting unit or the company exceeds its fair value, then the amount of any goodwill impairment will be determined through a fair value analysis of each of the assigned assets (excluding goodwill) and liabilities. At this time, we do not anticipate any charge resulting from the transitional impairment test; however, we have not yet performed that test. Under the provisions of SFAS No. 142, we are required to complete the test before March 31, 2002.
- Following completion of the transitional impairment test, our goodwill balances will be subject to annual impairment tests using the same process described above. If any impairment is indicated as a result of the annual test, we will record an impairment loss as part of income from operations.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is accreted to its present value each period while the cost is depreciated over its useful life. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. We have not yet determined the effects of SFAS No. 143 will have on our financial position, results of operations or cash flows, but we do not anticipate any material adverse impact.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144, which replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires long-lived assets to be measured at the lower of carrying amount or fair value less the cost to sell. SFAS No. 144 also broadens disposal transactions reporting related to discontinued operations. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. We have adopted SFAS No. 144 as of October 1, 2001 with no material adverse impact on our financial position, results of operations or cash flows.

FACTORS AFFECTING FUTURE PERFORMANCE

If we are unable to react effectively to various factors outside our control, our operating results could be adversely impacted and our quarterly results could fluctuate significantly.

Our future success depends on a number of factors, many of which are unpredictable and beyond our control. Moreover, many of these factors are likely to cause our operating results, cash flows and liquidity to fluctuate significantly from quarter to quarter in the future. These factors include, among others:

- the size and timing of our license transactions because our license revenue in any quarter depends substantially on the number and size of orders booked and shipped to customers in that quarter;
- the proportion of our revenue attributable to fees for licenses compared to fees for services;
- the proportion of products we license that are developed by us versus those developed solely by a third party or by us in collaboration with a third party;
- how much money we must spend to improve our business and expand our operations;
- changes in the level of our operating expenses;
- delays in the purchase of our products and services by our customers due to their capital expenditure limitations and the time they often require to authorize purchases of our products and services;
- the demand for our products and services;
- whether customers accept the new and enhanced products and services we offer;
- how quickly we are able to develop or acquire new products and services that our customers require;
- whether and how quickly alternative technologies, products and services introduced by our competitors gain market acceptance;
- the timing of the introduction of new or enhanced products offered by our competitors or us;
- the ability of our affiliates to sell products or service additional sales;
- the competitive conditions in our industry;
- whether we and our affiliates are able to hire and retain our personnel;
- our management of fixed price contracts to deliver services;
- our compliance with domestic and international tax regulation and treaties;
- foreign exchange risk;
- foreign trade agreements; and
- prevailing conditions in the EEA marketplace and other general economic and political factors.

Due to one or more of these factors, our operating results could fail to meet the expectations of securities analysts or investors. If that happens, the price of our common stock could decline materially.

The market for business software in the mid-sized manufacturing industry is highly competitive, and we may be unable to increase, or even maintain, our market share.

The market for business software in the mid-sized manufacturing industry is highly competitive and changes rapidly. The market activities of industry participants, such as new product introductions, frequently result in increased competition. Our competitors offer a variety of products for our target market as well as similar markets. We primarily compete with a large number of independent software vendors, including:

- ADEXA, Inc.
- Computer Associates, Inc.;
- Frontstep, Inc.;
- Geac Computer Corporation Limited;
- Industrial & Financial Systems, AB;
- Intentia AB;
- i2 Technologies;
- J.D. Edwards & Company, Inc.;
- Manugistics, Inc.;
- Oracle Corporation;
- QAD, Inc.;
- SAP AG; and
- SynQuest, Inc.

We also compete with vendors of specialized applications. We may be unable to compete successfully with existing or new competitors.

To be successful in the future, we must respond promptly and effectively to changes in technology. We also must respond to our competitors' innovations. Some of our competitors have significantly greater financial, marketing, service, support and technical resources than we do. Some of these competitors also have greater name recognition than we do. Accordingly, our competitors may be able to respond more quickly to new or emerging technologies or changes in customer requirements. They also may be able to devote greater resources to the development, promotion and sale of products.

We expect to face additional competition as other established and emerging companies enter the market for business software and as new products and technologies are introduced. In addition, current and potential competitors may make acquisitions or establish alliances among themselves or with others. These acquisitions or alliances could increase the ability of competitors' products to address the needs of our current or prospective customers. As a result, new competitors or alliances among current and new competitors may emerge and rapidly gain a significant share of the EEA market. For us, this could result in fee reductions, the loss of current or prospective customers, fewer customer orders, and reduced revenue. In addition, we principally rely on our network of affiliates for the implementation of our products. If the affiliates fail to maintain sufficiently high quality standards, our reputation and competitive position could weaken. Any or all of these events could materially and adversely affect our business, financial condition and results of operations.

If we don't respond to rapid technological change and evolving industry standards, we will be unable to compete effectively.

The market for our enterprise software products is constantly changing. These changes include, among others:

- rapid technological advances;
- evolving industry standards in computer hardware and software technology;
- changes in customer requirements; and
- frequent new product introductions and enhancements.

Our future success depends upon our ability to continue to enhance our products, as well as our ability to develop and introduce new products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance. In particular, we must anticipate and respond adequately to advances in the functionality of standard business applications software and Internet technology to deploy these systems. Our business, financial condition and results of operations could be materially and adversely affected if we are unable to develop and market new products and product enhancements that achieve market acceptance on a timely and cost-effective basis.

As a result of the high level of functionality and performance demanded by enterprise software customers, major new products and product enhancements can require long development and testing periods. Despite testing, however, the complex enterprise software programs we offer may contain errors that customers discover only after the programs have been installed and used. Undetected errors may impair the market acceptance of our products or adversely affect our business, financial condition and results of operations. Problems encountered by customers installing and implementing our new products or releases or using our new products, including product functionality, product response time and program errors, also could adversely affect our business, financial condition and results of operations.

Because our quarterly operating results are concentrated toward the end of each quarter, we may incorrectly predict future revenues that will be available to offset planned expenses.

Our revenues occur predominantly in the third month of each quarter and tend to be concentrated in the latter half of that third month. As a result, our quarterly operating results are difficult to predict. Delays in product delivery or in closings of sales near the end of a quarter could cause our quarterly revenue to fall substantially short of the levels we anticipate. Moreover, we establish our spending levels based on our expected future operating results. If results of operations are less than we anticipate, we may not be able to reduce spending levels proportionately. As a consequence, our operating results, cash flows and liquidity will likely be adversely affected.

If our operating performance does not support our cash flow requirements, we may breach our bank credit facility.

Our bank credit facility has a number of financial and operating performance covenants that we have had to amend and that we must satisfy for the remainder of the bank credit facility, which matures on December 31, 2002. Our ability to satisfy those covenants and to service debt that we incur under our bank credit facility depends principally upon our ability to achieve positive operating performance and to successfully manage our working capital in order to support our cash flow requirements. If our quarterly operating performance falls substantially below our expectations or if we are not able to effectively manage our collection efforts or cash expenditures in a given quarter, we may not be able to fully support our cash flow requirements.

We have secured our obligations under the bank credit facility by pledging substantially all of our assets in the United States as collateral. Additionally, all of our domestic subsidiaries have guaranteed the repayment of our obligations under the bank credit facility, and we have pledged a majority of the capital stock of our foreign subsidiaries to the lenders. Any breach of our covenants or inability to satisfy our debt service requirements could result in a default under our bank credit facility and an acceleration of payment of all outstanding debt owed, which could materially and adversely effect our business.

If we are unable to complete successful acquisitions, we will be unable to grow our business as planned.

As part of our business strategy, we continually evaluate potential acquisitions of complementary technologies, products and businesses. In our pursuit of acquisitions, we may be unable to:

- identify suitable acquisition candidates;
- compete for acquisitions with other companies, many of which have substantially greater resources than we do;
- obtain sufficient financing on acceptable terms to fund acquisitions;
- complete the acquisitions on terms favorable to us;
- integrate acquired technologies, products and businesses into our existing operations; and
- profitably manage acquired technologies, products and businesses.

Acquisitions that we may undertake in the future involve a number of risks. Some of these risks are that:

- technologies, products or businesses that we acquire may not perform as expected;
- technologies, products or businesses that we acquire may not achieve levels of revenue, profitability or productivity comparable to our existing technologies, products and operations;
- acquisitions may adversely affect our results of operations;
- acquisitions may divert the attention of management and our resources;
- we may experience difficulty in assimilating the acquired operations and personnel;
- we may experience difficulty in retaining, hiring and training key personnel; and
- we may experience difficulty retaining customers of the acquired businesses.

Any or all of these risks could materially and adversely affect our business, financial condition or results of operations.

If we are unable to work effectively with other software companies, our product development and enhancement efforts will suffer.

Many of our applications were developed by our solution partners, and we expect to continue to rely on solution partners for the development of additional applications. Generally, solution partners continue to own the rights to, and to maintain the technology underlying the applications but license the technology to us. Under a license agreement with a solution partner, we ordinarily are obligated to pay a royalty to the solution partner for sales of the applications developed by the solution partner. We also may develop alliances and jointly market products offered by third parties. If we fail to pay the required royalty when due or otherwise breach the agreements, the solution partner may terminate the agreement. The unwillingness of a solution partner to renew its agreement or the termination of an agreement with a solution partner could adversely affect our business, financial condition and results of operations.

Our success depends in part on our continued ability to license applications from solution partners. However, solution partners may not be available to develop or support applications for us in the future. Even if available, solution partners may not complete applications for us on a timely basis and within acceptable guidelines.

Accordingly, we may not be able to make available applications from solution partners that are acceptable in the market.

A solution partner also may have or develop a relationship with our existing or prospective customers or affiliates. The solution partner may use this relationship to become a competitor of ours. If a solution partner is already a competitor, it may use this relationship to enhance its competitive position. The solution partner could, as a competitor or otherwise, cause us to lose existing or prospective customers. The occurrence of any of the events described above could materially and adversely affect our business, financial condition and results of operations.

An inability to protect our proprietary rights and avoid claims that we infringe the proprietary rights of others could materially harm our business.

Our success greatly depends upon the protection of our proprietary software. We rely on a combination of copyright, trademark and trade secret laws as well as license and non-disclosure agreements to establish and protect our proprietary rights in our products and information. To further protect these rights, we 1) enter into confidentiality and/or license agreements with our employees, distributors, contractors, customers and potential customers and 2) limit access to and distribution of our software, documentation and other proprietary information. Despite these precautions, an unauthorized person could copy or reverse-engineer some portions of our products or obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States. Accordingly, we cannot assure you that our steps to protect our software will be adequate. Moreover, our competitors may independently develop software products that are substantially equivalent or superior to our software products.

We may receive notices claiming that we are infringing the proprietary rights of others. Third parties also could institute legal proceedings against us claiming that our current or future products infringe their proprietary rights. Alternatively, we may make claims or initiate litigation against others for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any claims against us, with or without merit, or claims by us against others could be time consuming and expensive to defend, prosecute or resolve. In addition, these claims could cause product shipment delays or force us to enter into royalty or license agreements to resolve the claims. Moreover, an adverse outcome in litigation or a similar adversarial proceedings could 1) subject us to significant liabilities, 2) require us to allocate significant resources to develop non-infringing technology; 3) require disputed rights to be licensed from others, or 4) prohibit us from using specific marketing materials or products. If we are required to license proprietary rights from others or wish to do so, we cannot assure you that the necessary licenses will be available on terms that are acceptable to us or at all. One or more of these events could materially and adversely affect our business, financial condition and results of operations.

Our stock price may fluctuate significantly, which could negatively affect the trading of our common stock.

The market price of our common stock has fluctuated significantly in the past and will likely continue to fluctuate in the future. Various factors and events have caused this fluctuation and are likely to cause the fluctuations to continue. These factors include, among others:

- quarterly variations in our actual or anticipated operating results;
- the depth and liquidity of the trading market for our common stock;
- the growth rate of our revenue;
- changes by securities analysts in estimates regarding us;
- conditions in the enterprise software industry;
- the condition of the stock market;
- announcements by our competitors;
- regulatory actions affecting us; and
- general economic conditions.

In addition, from time to time the stock market experiences significant price and volume fluctuations. Stock market fluctuations have particularly affected the stock prices of technology companies, including ours. These fluctuations may be unrelated to the operating performance of these companies. Furthermore, our operating results and prospects from time to time may be below the expectations of securities analysts and investors. Any such event could cause the market price of our common stock to decline materially.

Economic downturn in the worldwide manufacturing industry may adversely affect our financial results.

Our business depends substantially upon the capital expenditures of manufacturers. In turn, these expenditures depend in part upon the demand for these manufacturers' products. A recession or other adverse event affecting the worldwide manufacturing industry could cause manufacturers in our target market to reduce or postpone capital expenditures for business information systems. This change in the amount or timing of capital expenditures by manufacturers could materially and adversely affect our business, financial condition and results of operations.

Product liability claims, whether successful or not, could be expensive and could harm our business.

Our products are generally used to manage data critical to large organizations. These organizations also share this critical data with others in their value chain using the Internet or other networks. There are many security risks inherent with making data available over a network and in sharing data with third parties, and our products are not designed to safeguard against all such risks. We occasionally deliver implementation services to our customers. As a result, our development, sale, implementation service and support of products may entail the risk of product liability claims. Our license and service agreements with customers typically contain provisions designed to limit our exposure to potential product liability claims. However, these provisions may not be effective under the laws of all jurisdictions. In addition, our liability insurance may not be sufficient in scope or amount to cover all claims if our contractual limitations on liability are ineffective. A successful product liability claim brought against us could materially and adversely affect our business, financial condition and results of operations. In addition, defending such a suit, regardless of its merits, could require us to incur substantial expense and require the time and attention of key management personnel. This could also materially and adversely affect our business, financial condition and results of operations.

The unavailability of skilled personnel or our inability to attract and retain qualified personnel could hinder our ability to compete and grow.

Our future performance depends upon the continued service of a number of senior management and key technical personnel. The loss or interruption of the services of one or more key employees could have a material adverse effect on our business, financial condition and results of operations. Our future financial results also will depend upon our ability to attract and retain highly skilled technical, managerial and marketing personnel. We do not currently maintain key-person life insurance on any of our key employees.

Competition for qualified personnel is intense and is likely to intensify in the future. We compete for qualified personnel against numerous companies, including larger, more established companies with significantly greater financial resources than ours. We have at times experienced and continue to experience difficulty recruiting and retaining qualified personnel. Our business, financial condition and results of operations could be materially adversely affected if we are unable to hire qualified personnel or if we are unable to retain qualified personnel in the future.

We depend on the continued market for IBM's eServer iSeries 400 series of computers for a significant portion of our revenue, and we cannot be sure that this market will grow in the future or that we can increase our share of this market.

We continue to depend on the market for software products on the IBM eServer iSeries 400 platform. Most of the revenue for fiscal 2001 was derived from the licensing of our software products and related services for this platform. We will continue to offer enhanced software products for this market, but there is no guarantee that our existing or prospective customers will buy or support these products. The eServer iSeries 400 market is not expected to grow, and there can be no assurance that it will grow in the future. Our future growth depends, in part, on our ability to gain market share. There can be no assurance that we can maintain or increase our relative share of this market.

We depend on the continued market for Oracle software products and Microsoft technology for a portion of our revenue, and any decrease in customer demand for these products and technology would adversely affect our operating results.

We continue to depend on the market for Oracle software and Microsoft technology. An increasing amount of our revenue is derived from the licensing of our software products and related services that operate on these platforms.

We will continue to offer enhanced software products using these platforms, but there is no guarantee that our existing or prospective customers will buy or support these products.

If our network of independent local companies is unable or unwilling to sell and support our products, our revenues will decline.

We market, sell and provide professional services for our products primarily through a global network of approximately 90 independent local affiliates. We also maintain a limited direct sales force. We rely on our affiliates for sales, product implementation, customization and, outside of North America, certain customer support services that are provided in conjunction with us. If we are unable to maintain effective long-term relationships with our affiliates or if our affiliates fail to meet our customers' needs, our business, financial condition and results of operations would be adversely affected.

From time to time some of our competitors have established, and may continue to seek to establish, a comparable distribution channel, in part by attempting to attract our affiliates. Our agreements with affiliates are generally of short duration and can be terminated by an affiliate in some instances. If affiliates reduce or discontinue their relationships with us or their support of our products, our business, financial condition and results of operations would be adversely affected.

In addition, the ability of our affiliates to meet our customers' needs depends upon their ability to attract, develop, motivate and retain highly skilled professionals and technical personnel. These personnel are in great demand and are likely to remain a limited resource for the foreseeable future. Our business, financial condition and results of operations could be materially adversely affected, if the affiliates are unable to attract and retain sufficient numbers of professional and technical personnel.

If we are unable to effectively manage our growth, our financial condition will be adversely affected.

Growth in our business has strained, and may continue to strain, our management and systems. Our future operating results depend in part on the ability of our officers and other key employees to continue implementing and improving our operational and financial controls, to expand, train and manage our employees effectively, to manage the integration of acquired businesses and to successfully develop new products and enhancements to existing products. Our growth also depends on our ability to retain and attract new affiliates, and our affiliates' ability to grow, to manage their growth and to implement our products in response to the projected demands of our customers. We cannot assure you that we or our affiliates will be able to successfully market and sell our new products or that either we or our affiliates will be able to successfully manage any future expansion. Our business, financial condition and results of operations would be materially and adversely affected if we or our affiliates are unable to effectively manage our growth.

We are subject to the risk of terrorism, including the resulting possible disruptions in business activities and loss of business.

Our business can be effected by the disruptions caused by terrorist activities. Terrorist acts can create disruptions in our ordinary business activities, including, but not limited to, communications, business travel, and the availability of key personnel and physical assets. Additionally, terrorist acts may cause uncertainty about business continuity and the effectiveness of our disaster recovery plans and the disaster recovery plans of our value chain partners, and may adversely effect the confidence and behavior of our customers, employees, and trading partners.

Our international operations subject us to a number of risks that could substantially hinder our future growth and current results.

A substantial portion of our business comes from outside the United States. We believe that future growth and profitability will require expansion of our sales in international markets. To expand international sales successfully, we must continue to invest substantial resources in 1) establishing new foreign operations, 2) improving existing or establishing new affiliate relationships, and 3) hiring additional personnel, each of which may result in substantial expenses. International expansion of our operations also will require us to continue to localize our applications and translate them into foreign languages, which can be a difficult and costly process. If we cannot expand our international operations or localize and translate our applications in a timely and accurate manner, our operating results could be adversely affected. In addition, even if we successfully expand our international operations, we cannot assure you that we will be able to maintain or increase our international market presence or demand for our products.

Risks inherent in our international business activities include, among others:

- the imposition of government controls;
- restrictions on the export of critical technology;
- political and economic instability, including fluctuations in foreign currency exchange rates and devaluation of foreign currencies;
- trade restrictions;
- difficulties in staffing international offices;
- difficulty in collecting fees or the inability to do so;
- longer accounts receivable payment collection cycles in some countries;
- burdens of complying with a wide variety of foreign laws and regulations;
- management of an organization spread over various countries;
- unexpected changes in regulatory requirements;
- overlap of different tax structures; and
- the lack of effective copyright, trademark and trade secret protection in some countries where we sell our products.

Any or all of these risks could materially and adversely affect our business, financial condition and results of operations.

As a result of the continued expansion of our international operations, fluctuations in the value of foreign currencies in which we conduct our business may cause us to experience currency transaction gains and losses. Because of the number of foreign currencies involved, our constantly changing currency exposure and the volatility of currency exchange rates, we cannot predict the effects of exchange rate fluctuations on our future operating results. These currency risks could materially and adversely affect our business, financial condition and results of operations.

The conversion to a single European currency may adversely affect us.

On January 1, 2002, 12 of the 15 European union member countries will adopt the euro as their common legal currency. In 2002, each of these participating countries will adopt the euro as their single currency. We are unsure of the potential impact that the conversion will have on our business as the number of transactions conducted in the euro increases. The conversion may involve a number of risks for us, including:

- increased risks of conducting business in multiple currencies resulting from, among other things, changes in currency exchange cost;
- the impact of this risk on currency swaps;
- difficulty for us and others in the performance of contracts requiring payments in legacy currencies;
- third parties, like our suppliers and service providers, may be unable to operate using the euro and may have difficulty reporting transactions during the euro conversion;
- increased competition resulting from greater access of competitors to European markets and the consolidation of competitors' operations to pursue economies of scale by treating Europe as a single market;
- the participating countries' pursuit of a single monetary policy through a central European bank;
- the impact that salaries paid in euros will have on our international employees who prefer local currencies;
- possible decreases of the selling prices of our software to the lowest euro level when customers compare prices based on the euro; and
- uncertainty as to whether foreign countries will require restatement of the share capital of their foreign affiliates.

Any or all of these risks could materially and adversely affect our business, financial condition and results of operations.

We have adopted measures that have anti-takeover effects and could limit the price of our stock.

Georgia law and our articles of incorporation, bylaws and shareholder rights plan contain provisions that may 1) make it more difficult for a third party to acquire us, 2) discourage acquisition bids for us, 3) discourage changes in our management, and 4) limit the price that investors are willing to pay for shares of our common stock. The most significant of these provisions are described below.

Provisions of Georgia law have anti-takeover effects.

Georgia law prohibits us from entering into some business combination transactions with any person for a period of five years from the date the person becomes an "interested shareholder," unless specific requirements are satisfied. Generally, an "interested shareholder" is any person that owns at least 10% of our outstanding voting stock, other than us and our subsidiaries. Georgia law also requires that each of these transactions:

- meets specific fair price criteria and other tests; or
- meets specific requirements relating to approval of the transaction by our board of directors and shareholders.

We have issued preferred stock and may issue additional preferred stock in the future.

We have issued shares of our preferred stock in the past and may issue additional shares of preferred stock in the future without further shareholder approval. Any future issuance of preferred stock will have the terms, conditions, rights, privileges and preferences that our board of directors determines. The rights of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of our preferred stock.

Our articles of incorporation and bylaws contain additional provisions that have anti-takeover effects.

Our board of directors is divided into three classes. Each class serves for a staggered three-year term. In addition, a director may only be removed from the board for cause and upon the vote of at least 80% of all classes of stock entitled to vote in the election of the director. This classification of our board of directors and limitation on the removal of directors could make it more difficult for a potential acquirer to gain control of our board of directors. Our articles of incorporation and bylaws contain additional provisions that have anti-takeover effects.

We have adopted a shareholder rights plan.

We have adopted a shareholder rights plan under which we have distributed to our shareholders rights to purchase shares of our Series F junior participating preferred stock. If specific triggering events occur, the holders of the rights will be able to purchase shares of our common stock at a price substantially discounted from the then applicable market price of our common stock. The shareholder rights plan could increase a potential acquirer's costs of effecting a merger with us or a tender offer for our outstanding securities that is not approved by our board of directors. These increased costs could prevent or discourage such a transaction, even though our shareholders might want to vote in favor of the merger or participate in the tender offer.

Our stock price could drop because shares of our outstanding stock are eligible for future sale and some holders of our securities have registration rights.

Sales of a substantial number of shares of our common stock, or the prospect of these sales, could adversely affect the market price of our common stock. These sales or the prospect of these sales also could impair our ability to raise needed funds in the capital markets at a time and price favorable to us. As of December 3, 2001, we had a total of 18,310,081 shares of common stock outstanding, most of which are freely tradable without restriction under the Securities Act of 1933, as amended. The remaining outstanding shares will be eligible for sale in the public market at various times pursuant to Rule 144 under the Securities Act.

As of December 3, 2001, we had options outstanding under our stock option plans for the purchase of a total of 4,575,934 shares of common stock at a weighted average exercise price of $9.76 per share. We have reserved an additional 521,730 shares of common stock that we may issue upon the exercise of options granted in the future under our plans. We also have reserved 381,515 shares of common stock that we may issue under our employee stock purchase plan. We have in effect a registration statement under the Securities Act covering our issuance of shares upon the exercise of these outstanding options and our issuance of shares under our employee stock purchase plan. All of these shares will be freely tradable in the public market, except for shares held by our directors, officers and principal shareholders, which will be eligible for public sale at various times pursuant to Rule 144.

Entities affiliated with General Atlantic Partners, LLC have "demand" and "piggyback" registration rights for (1) 1,000,000 shares of common stock that are issuable upon the exercise of warrants that are exercisable at a price of $11.53 per share, (2) 1,499,990 shares of common stock that are issuable upon the conversion of our convertible preferred stock and (3) 1,500,010 shares of outstanding common stock. The demand registration rights permit the holders of these securities to require us to register the sale of this common stock under the Securities Act. The piggyback registration rights permit the holders of these securities to participate in any registration of our common stock under the Securities Act. Another of our shareholders also has piggyback registration rights for 250,000 shares of common stock that we will issue upon the conversion of our convertible preferred stock. If these holders require us to include their shares in a registration that we initiate, it could adversely affect our ability to raise needed capital in the public market at a favorable time and price.

The 1,749,990 shares of common stock underlying our convertible preferred stock and the 1,500,010 shares of common stock held directly by entities affiliated with General Atlantic Partners currently are eligible for sale in the public market subject to the conditions of Rule 144. In addition, the 1,000,000 shares of common stock underlying the warrants held by entities affiliated with General Atlantic Partners will be eligible for sale in the public market at any future time or times permitted by Rule 144.

Our financial information as of dates and for periods prior to the Distribution may have only limited relevance.

The MAPICS business has operated as a separate, stand-alone company since July 29, 1997, the date of the Distribution. In preparing our combined financial statements and other financial information as of dates and for periods prior to the Distribution, we have allocated some expenses based on our estimates of the cost of services Marcam Corporation provided to the MAPICS business prior to the Distribution. As a result, the combined financial statements and other financial information as of dates and for periods prior to the Distribution may not be comparable to our financial statements and other financial information as of dates and for periods after the Distribution. Moreover, the combined financial statements and other financial information may not necessarily reflect our financial position, results of operations and cash flows in the future.

We cannot predict every event and circumstance that may impact our business and, therefore, the risks and uncertainties discussed above may not be the only ones you should consider.

The risks and uncertainties discussed above are in addition to those that apply to most businesses generally. In addition, as we continue to grow our business, we may encounter other risks of which we are not aware at this time. These additional risks may cause serious damage to our business in the future, the impact of which we cannot estimate at this time.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk.*

Foreign Currency Exchange Rate Sensitivity

Some of our operations generate cash denominated in foreign currency. Consequently, we are exposed to certain foreign currency exchange rate risks. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we distribute products. When the U.S. dollar strengthens against a foreign currency, the value of our sales in that currency converted to U.S. dollars decreases. When the U.S. dollar weakens, the value of our sales in that currency converted to U.S. dollars increases.

From time to time, we may enter into forward exchange contracts or purchase options to minimize the effect of changes in exchange rates on our financial position, results of operations and cash flows. We incurred net foreign currency transaction losses of $926,000 in fiscal 2000 and net foreign currency transaction gains of $14,000 in fiscal 2001, mostly due to transactions within EMEA. We did not have any open forward exchange contracts or options at September 30, 2000 or 2001. As our foreign operations increase, our business, financial condition and results of operations could be adversely affected by future changes in foreign currency exchange rates. For further information see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Future Performance—Our international operations subject us to a number of risks that could substantially hinder our future growth and current results. "

Interest Rate Sensitivity

The table below presents information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates at September 30, 2001, including our long-term debt obligation and our interest rate swap arrangement. For our long-term debt obligation, the table presents principal cash flows and related weighted average interest rates by expected maturity dates based on the scheduled principal payments. For our interest rate swap arrangement, the table presents average notional principal amounts and weighted average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the interest rate swap arrangement. Weighted average variable rates are based on implied forward rates in the Eurodollar futures curve for three-month LIBOR at the reporting date.

	Fiscal Year of Maturity			
	2002	2003	Total	Fair Value
	(Dollars in thousands)			
Liabilities				
Long-term debt	$13,069	$5,593	$18,662	$18,662
Average variable interest rate	2.50%	3.46%	—	
Interest Rate Swap				
Average notional principal amount (1)	$8,750	—	—	$ —
Fixed pay interest rate	7.0%	—	—	
Average receive variable interest rate	2.50%	—	—	

(1) The interest rate swap terminates on December 31, 2001.

We believe that the fair value of our long-term debt is equal to its book value because our long-term debt is with a bank and not publicly-traded and because the underlying variable interest rate is adjusted every three months.

Inflation

Although we cannot accurately determine the amounts attributable thereto, we have been affected by inflation through increased costs of employee compensation and other operation expenses. To the extent permitted by the marketplace for our products and services, we attempt to recover increases in costs by periodically increasing prices. Additionally, most of our license agreements and services agreements provide for annual increases in charges.

Item 8. ***Financial Statements and Supplementary Data***

The following is a list of our consolidated financial statements and supplemental financial information appearing in this Item 8:

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of MAPICS, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and shareholders' equity present fairly, in all material respects, the financial position of MAPICS, Inc. and Subsidiaries at September 30, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Atlanta, Georgia
October 29, 2001 Except as to Note 9 for which the date is December 10, 2001.

MAPICS, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

	September 30, 2000	September 30, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 12,175	$ 18,077
Accounts receivable, net of allowances of $2,523 in 2000 and $3,456 in 2001	35,220	34,412
Prepaid expenses and other current assets	5,752	2,870
Deferred income taxes, net	1,700	2,678
Total current assets	54,847	58,037
Property and equipment, net	6,073	4,507
Computer software costs, net	19,646	17,627
Goodwill and other intangible assets, net	45,164	8,494
Non-current deferred income taxes, net	9,634	5,031
Other non-current assets, net	1,575	960
Total assets	$136,939	$ 94,656
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$10,338	$ 13,069
Accounts payable	8,248	2,903
Accrued expenses and other current liabilities	28,683	30,400
Deferred revenue	35,981	35,968
Total current liabilities	83,250	82,340
Long-term debt	18,662	5,593
Other non-current liabilities	2,583	415
Total liabilities	104,495	88,348
Commitments and contingencies (Note 13)		
Shareholders' equity		
Preferred stock, $1.00 par value; 1,000 shares authorized Series D convertible preferred stock, 125 shares issued and outstanding (liquidation preference of $9,419) in 2000 and 2001	125	125
Series E convertible preferred stock; 50 shares issued and outstanding (liquidation preference of $3,768) in 2000 and 2001	50	50
Common stock, $0.01 par value; 90,000 shares authorized, 20,370 shares issued and 18,092 shares outstanding in 2000; 20,370 issued and 18,307 shares outstanding in 2001	204	204
Additional paid-in capital	63,608	62,923
Accumulated deficit	(13,758)	(40,705)
Restricted stock compensation	(704)	(709)
Accumulated other comprehensive loss	—	(189)
Treasury stock-at cost 2,278 shares in 2000 and 2,063 shares in 2001	(17,081)	(15,391)
Total shareholders' equity	32,444	6,308
Total liabilities and shareholders' equity	$136,939	$ 94,656

The accompanying notes are an integral part of these consolidated financial statements.

MAPICS, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except for share data)

	Years Ended September 30,		
	1999	2000	2001
Revenue:			
License	$ 71,195	$ 62,672	$ 47,240
Services	63,523	77,690	90,476
Total revenue	134,718	140,362	137,716
Operating expenses:			
Cost of license revenue	13,689	15,551	17,546
Cost of services revenue	19,012	31,176	35,427
Selling and marketing	51,601	50,082	39,998
Product development	18,083	16,375	17,277
General and administrative	12,673	17,427	14,635
Amortization of goodwill	—	6,959	35,121
Restructuring, acquisition and other items	—	15,083	(1,981)
Total operating expenses	115,058	152,653	158,023
Income (loss) from operations	19,660	(12,291)	(20,307)
Other:			
Interest income	1,887	1,032	786
Interest expense	(86)	(2,917)	(2,885)
Income (loss) before income tax expense (benefit)	21,461	(14,176)	(22,406)
Income tax expense (benefit)	8,262	(2,451)	4,541
Net income (loss)	$ 13,199	$ (11,725)	$ (26,947)
Net income (loss) per common share (basic)	$ 0.70	$ (0.66)	$ (1.48)
Net income (loss) per common share (diluted)	$ 0.62	$ (0.66)	$ (1.48)
Weighted average number of common shares outstanding (basic)	18,943	17,896	18,223
Weighted average number of common shares and common equivalent shares outstanding (diluted)	21,444	17,896	18,223

The accompanying notes are an integral part of these consolidated financial statements.

MAPICS, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Series D and E Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Restricted Stock Compensation	Accumulated Other Comprehensive Loss	Treasury Stock		Total Shareholders Equity
	Shares	Par Value	Shares	Par Value					Shares	Cost	
Balance as of September 30, 1998	325	$ 325	18,891	$189	$61,670	$(13,962)			129	$ (1,281)	$46,941
Conversion of preferred stock	(150)	(150)	1,500	15	135						
Stock options exercised			91	1	960	(103)			(39)	422	1,280
Employee stock purchases			17		240	(51)			(22)	252	441
Stock and options issued to non-Employees					138	(3)			(1)	11	146
Tax benefit associated with exercise of stock options and stock awards					267						267
Compensation payable in common Stock					(231)	(747)			(114)	1,229	251
Treasury stock acquired									2,954	(24,266)	(24,266)
Retirement of treasury stock	—	—	(129)	(1)	(1,280)	—	—	—	(129)	1,281	—
Subtotal	175	175	20,370	204	61,899	(14,866)	—	—	2,778	(22,352)	25,060
Net income	—	—	—	—	—	13,199	—	—	—	—	13,199
Comprehensive income	—	—	—	—	—	13,199	—	—	—	—	13,199
Balance as of September 30, 1999	175	175	20,370	204	61,899	(1,667)			2,778	(22,352)	38,259
Stock options exercised					(50)	(325)			(289)	3,084	2,709
Employee stock purchases					(157)	(41)			(64)	617	419
Stock and options issued to non-employees					243				(4)	42	285
Tax benefit associated with exercise of stock options and stock awards					581						581
Issuance of restricted stock					346		$(845)		(53)	499	—
Compensation payable in common stock					(52)		141		17	(104)	(15)
Business acquisition payable in common stock	—	—	—	—	798	—	—	—	(107)	1,133	1,931
Subtotal	175	175	20,370	204	63,608	(2,033)	(704)	—	2,278	(17,081)	(44,169)
Net loss	—	—	—	—	—	(11,725)	—	—	—	—	(11,725)
Comprehensive loss	—	—	—	—	—	(11,725)	—	—	—	—	(11,725)
Balance as of September 30, 2000	175	175	20,370	204	63,608	(13,758)	(704)		2,278	(17,081)	32,444
Stock options exercised					(102)				(30)	230	128
Employee stock purchases					(419)				(118)	922	503
Stock and options issued to non-employees					1				(8)	75	76
Tax benefit associated with exercise of stock options and stock awards					32						32
Issuance of restricted stock					(197)		(579)		(94)	776	—
Compensation payable in common stock	—	—	—	—	—	—	574	—	35	(313)	261
Subtotal	175	175	20,370	204	62,923	(13,758)	(709)	—	2,063	(15,391)	33,444
Net loss						(26,947)					(26,947)
Other comprehensive loss, net of income taxes:											
Foreign currency translation								$(127)			(127)
Interest rate hedge	—	—	—	—	—	—	—	(62)	—	—	(62)
Comprehensive loss	—	—	—	—	—	(26,947)	—	(189)	—	—	(27,136)
Balance as of September 30, 2001	175	$175	20,370	$204	$62,923	$(40,705)	$(709)	$(189)	2,063	$(15,391)	$6,308

The accompanying notes are an integral part of these consolidated financial statements.

MAPICS, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended September 30,		
	1999	2000	2001
Cash flows from operating activities:			
Net income (loss)	$ 13,199	$(11,725)	$(26,947)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	2,426	2,934	2,817
Amortization of computer software costs	7,428	6,758	6,586
Amortization of goodwill and other intangible assets	517	7,739	36,249
Amortization of debt issue costs	—	311	456
Write-off of computer software costs	1,439	7,919	1,552
Write-off of prepaid expenses	—	4,116	—
Royalty contract obligation	—	2,290	—
Provision for bad debts	1,387	1,214	2,261
Deferred income taxes	3,822	(1,555)	3,656
Other non-cash items, net	653	490	1,047
	30,871	20,491	27,677
Changes in operating assets and liabilities:			
Accounts receivable	3,688	(3,003)	(1,453)
Prepaid expenses and other current assets	(5,260)	205	2,882
Other non-current assets	—	(474)	256
Accounts payable	(2,044)	598	(5,345)
Accrued expenses and other current liabilities	(1,970)	(1,015)	(763)
Deferred revenue	(2,107)	3,755	(13)
Net cash provided by operating activities	23,178	20,557	23,241
Cash flows from investing activities:			
Acquisitions, net of cash acquired	—	(47,199)	7
Purchases of property and equipment	(3,508)	(2,343)	(1,424)
Additions to computer software costs	(5,773)	(7,557)	(6,119)
Purchases of computer software	(3,443)	(664)	—
Net cash used for investing activities	(12,724)	(57,763)	(7,536)
Cash flows from financing activities:			
Proceeds from long-term debt	—	40,000	—
Principal repayments of long-term debt	—	(13,720)	(10,338)
Payment of debt issuance costs	—	(1,378)	(96)
Proceeds from stock options exercised	1,280	2,709	128
Proceeds from employee stock purchases	441	419	503
Acquisitions of treasury stock	(24,266)	—	—
Net cash provided by (used for) financing activities	(22,545)	28,030	(9,803)
Net increase (decrease) in cash and cash equivalents	(12,091)	(9,176)	5,902
Cash and cash equivalents at beginning of year	33,442	21,351	12,175
Cash and cash equivalents at end of year	$ 21,351	$ 12,175	$ 18,077

The accompanying notes are an integral part of these consolidated financial statements.

MAPICS, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Basis of Presentation

Business

We are a global developer of extended enterprise applications, or EEA, that focuses on manufacturing establishments in discrete and batch process industries. We deliver collaborative e-business solutions to automate the manufacturing process, improve the coordination of organizational resources and enhance interaction with supply chain partners.

We were originally incorporated in Massachusetts in 1980, and in 1998 we reincorporated in Georgia. In January 2000, we acquired Pivotpoint, Inc. As part of that acquisition, Pivotpoint brought to us all rights to the Point.Man product offering as well as other product offerings such as supply chain management and enterprise asset management. Our flagship solutions now include two powerful extended enterprise resource planning (ERP) foundations that streamline business processes for manufacturing, customer service, engineering, supply chain planning and financial reporting. The solutions support international and multi-site operations on a variety of platforms, including the IBM eServer iSeries 400, Windows NT, UNIX and Linux. We also offer a supply chain management system, collaborative commerce and maintenance and calibration solutions, designed to enable companies to link members of their supply chain to send and receive valuable real-time information to improve business decision-making at all levels.

We focus on delivering a quick return on investment to our customers. Following a building block approach and recognizing the need to integrate solutions from different sources, our solutions enable our customers to leverage their existing information technology investments and adopt new technologies at a pace that best fits with their business plans. Our application architecture also allows customers to rapidly implement all or a portion of our solutions with minimal disruption to their business, which lowers their costs and increases their return on investment.

We have licensed our solutions for use in thousands of locations around the world. Our target market consists primarily of manufacturing establishments with annual sales between $20 million and $1 billion. With the depth and breadth of our capabilities, we can support single and multi-site manufacturing organizations, including those with global, multi-currency requirements, as well as divisional operations within multibillion dollar manufacturing enterprises.

Our primary sales and implementation channel is a network of more than 90 independent local companies, which we refer to as affiliates, that market and sell our products worldwide and support our global installed base of customers. These affiliates provide customers with high quality and cost-effective local implementation, industry specific consulting and other professional services.

Basis of Presentation

The balance sheets as of September 30, 2000 and 2001 and the statements of operations, cash flows and shareholders' equity for each of the three years in the period ended September 30, 2001 are consolidated and consist solely of the separate financial statements of MAPICS, Inc. and our subsidiaries. The results of operations of our acquisitions have been included beginning on the date that each company became owned by MAPICS, Inc. We eliminated all significant intercompany accounts and transactions in consolidation.

We operate on a fiscal year that ends on September 30th. References to fiscal years refer to our fiscal year ended or ending September 30th.

2. Significant Accounting Policies

Our Use of Estimates

We are required to make estimates and assumptions in the preparation of our financial statements in conformity with generally accepted accounting principles. These estimates and assumptions affect 1) the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements; and

2) the reported amounts of revenue and expenses during the reporting periods. Actual results may differ from estimates.

Significant estimates underlying these financial statements include:

- the valuation of accounts receivable;
- the processes used for amortizing and evaluating the net realizable value of computer software costs, goodwill and other intangible assets;
- the allocation of the purchase price of acquired businesses;
- the determination of the restructuring, acquisition, and other items;
- the estimate of percentage of completion revenue related to fixed price services agreements; and
- the valuation of deferred income taxes.

Cash and Cash Equivalents

We consider all highly liquid debt instruments, primarily United States government agency obligations and commercial paper, purchased with maturities of three months or less to be cash equivalents.

Financial Instruments and Concentrations of Credit Risk

Statement of Financial Accounting, or SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards for derivative instruments, including some derivative instruments that are embedded in other contracts, and for hedging activities. The Statement requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and to measure the instruments at fair value. On October 1, 2000, we adopted SFAS No. 133, as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities."

At September 30, 2000 and 2001, we held substantially all of our cash and cash equivalents on deposit with five financial institutions. We believe that the carrying amount of cash equivalents is a reasonable estimate of their fair value. As of September 30, 2000 and 2001, our cash and cash equivalents denominated in foreign currencies was $1.9 million and $858,000.

In addition to cash and cash equivalents, trade accounts receivable is the only financial instrument which potentially exposes us to concentrations of credit risk. We provide credit in the normal course of business to various types and sizes of manufacturers located throughout the world. As a result, we believe that concentration of credit risk with respect to trade accounts receivable is not significant.

See Note 10 for further information regarding our financial instruments.

Property and Equipment

Property and equipment are stated at cost. We calculate depreciation using the straight-line method based upon the following estimated useful lives:

Furniture and fixtures	4 years
Computer equipment	4 years
Leasehold improvements	Shorter of lease term or useful life of asset

We record a gain or a loss on the disposal of property and equipment based on the difference between the proceeds we receive, if any, and the net book value of the assets we dispose on the date of disposal.

Computer Software Costs

We charge all computer software development costs prior to establishing technological feasibility of computer software products to product development expense as they are incurred. From the time of establishing technological feasibility through general release of the product, we capitalize computer software development and translation costs and report them on the balance sheet as a component of computer software costs at the lower of unamortized cost or net realizable value. Amortization of computer software costs represents recognition of the costs of some of the software products we sell, including purchased software costs, capitalized software development costs and costs incurred to translate software into various foreign languages. We begin amortizing computer software costs upon general release of the product to customers and compute amortization on a product-by-product basis based on the greater of the amount determined using:

- the ratio that current period gross revenue bears to the total of current and anticipated future gross revenue; or
- the straight-line method over the estimated economic life of the product, which is generally five years for purchased software costs and software development costs and two years for software translation costs.

Additionally, in fiscal 2000 as part of the acquisition of Pivotpoint, a portion of the purchase price was allocated to acquired technology and to in-process research and development costs. We expensed all of the in-process research and development costs immediately after completing the acquisition. The acquired technology is included in computer software costs and is being amortized over a five-year period.

Software is subject to rapid technological obsolescence and, as a result, future amortization periods for computer software costs could be shortened to reflect changes in technology in the future. Where future revenue is not expected to cover the related unamortized computer software costs, we either accelerate amortization or write-off the remaining unamortized amounts. In fiscal 1999, we wrote off $1.4 million of computer software development costs due to a change in our product development approach. In fiscal 2000, we wrote off $7.9 million of computer software development costs, including the $1.4 million of acquired in-process research and development costs, due to the restructuring and acquisition costs associated with the acquisition of Pivotpoint and re-evaluation of our overall product strategy. In fiscal 2001, we wrote off $1.6 million of computer software development cost related to the translation of a version of our software that is no longer marketed for which a new release is now available.

We include amortization of computer software costs in cost of license revenue in the statement of operations. Amortization of computer software costs was $7.4 million, $6.8 million, and $6.6 million in fiscal 1999, fiscal 2000 and fiscal 2001.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets resulted primarily from our acquisitions of Pivotpoint in January 2000 and of the MAPICS business in 1993. We calculate amortization of intangible assets, which is included in cost of license revenue, and amortization of goodwill, using the straight-line method over the estimated lives of the intangible assets as follows:

Goodwill	5-10 years
Installed customer base and affiliate network	7-15 years
Tradenames and trademarks	10 years

Debt Issuance Costs

In fiscal 2000, we incurred debt issuance costs of $1.4 million to establish the new bank credit facility. In fiscal 2001, we incurred $96,000 in additional debt issue costs. We capitalized these costs and are recognizing them over the remaining life of the bank credit facility.

Long-Lived Assets

As required by SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," we periodically assess the recoverability of the cost of our long-lived assets and other intangible assets, including goodwill. We base this assessment on several criteria, including but not limited to sales trends, undiscounted operating cash flows and other operating factors. If the undiscounted cash flows are below the carrying value of the assets recorded we recognize an impairment in the amount the carrying value exceeds estimated fair value. See Note 8 for further discussion on impairment of long-lived assets.

Foreign Currency

The financial position and results of operations for a majority of our foreign subsidiaries are measured using the currency of the respective countries as the functional currency. Assets and liabilities are translated into the reporting currency (U.S. dollars) at the foreign exchange rate in effect at the balance sheet date, while revenue and expenses for the period are translated at the average exchange rate in effect during the period. Translation gains and losses are accumulated and reported as a separate component of stockholders' equity. We incurred net foreign currency transaction losses of $926,000 in fiscal 2000 and net foreign currency transaction gains of $14,000 in fiscal 2001, mostly related to transactions within EMEA. The company has not entered into any foreign currency hedging contracts during any of the periods presented.

Revenue Recognition

Our revenues are generated primarily by licensing software, providing software support and maintenance and providing professional services to our customers. All revenues are recorded in accordance with the guidance provided by Statement of Position, SOP 97-2, "Software Revenue Recognition," SOP 98-9, "Modification of SOP 97-2, 'Software Revenue Recognition, with Respect to Certain Transactions' " and SOP 81-1, "Accounting for Performance of Construction-Type and Certain Product-Type Contracts."

Software Licensing and Support and Maintenance

We generate a significant portion of our total revenue from licensing software, which is conducted principally through our global network of independent affiliates. However, the ultimate customer typically executes a license agreement directly with us rather than the affiliate. When we first license our software, we receive both an initial license fee and a periodic fee. We record initial license fees as license revenue and typically recognize revenue when the following criteria are met:

(1) the signing of a license agreement between us and the ultimate customer;

(2) delivery of the software to the customer or to a location designated by the customer;

(3) fees are fixed and determinable; and

(4) determination that collection of the related receivable is probable.

The periodic fee, which is typically paid annually in advance, entitles the customer to receive annual support services, as available. We record these fees as services revenue and recognize this revenue ratably over the term of the periodic agreement.

With respect to the iSeries product line, the periodic fee is an annual license fee, which entitles the customer to continued use of the software. If a customer does not renew their periodic fee for the iSeries product line, they are no longer entitled to the use of our software. The annual license fee also entitles the customer to support services as available. We record this fee as services revenue ratably over the term of the services agreement.

Professional Services

Under the terms of our license agreements, our customers are responsible for installation and training. In many instances, the affiliates provide our customers with most of the consulting and implementation services relating to our products. During fiscal 2000, we began to provide professional consulting and implementation services to our customers. The professional services that we provide are not essential to the functionality of our delivered products. We provide our professional services under services agreements, and we charge for them separately under time and materials arrangements or, in some circumstances, under fixed price arrangements. We recognize revenues from time and materials arrangements as the services are performed, provided that the customer has a contractual obligation to pay, the fee is non-refundable, and collection is probable. Under a fixed price arrangement, we recognize revenue on the basis of the estimated percentage of completion of service provided. We recognize changes in estimate in the period in which they are determined. We recognize provisions for losses, if any, in the period in which they first become probable and reasonably estimable.

We also offer educational courses and training materials to our customers and affiliates. These consulting and implementation services and education courses are included in services revenue and revenue is recognized when services are provided.

Advertising Costs

We expense advertising costs as they are incurred. Advertising expenses in fiscal 1999, fiscal 2000 and fiscal 2001 were $742,000, $1.3 million, and $817,000.

Stock-Based Compensation

We apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for our stock option plans and our employee stock purchase plan and the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." As a result, we generally do not recognize compensation expense for stock options issued to our directors or our employees, except for stock options and other stock-based awards issued under specific performance plans. We record expense for all stock-based awards issued to non-employees, other than our non-employee directors.

Income Taxes

We account for income taxes using the asset and liability method as prescribed by SFAS No. 109, "Accounting for Income Taxes." Under this method, we recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We measure deferred tax assets and liabilities using enacted tax rates applied to taxable income. We recognize the effect on deferred tax assets and liabilities of a change in tax rates in income in the period that includes the enactment date. We provide a valuation allowance for deferred tax assets when we believe it is more likely than not that we will not realize all or a portion of the assets.

Computation and Presentation of Net Income (Loss) per Common Share

We apply SFAS No. 128, "Earnings Per Share," which requires us to present "basic" and "diluted" net income (loss) per common share for all periods presented in the statements of operations. We compute basic net income (loss) per common share, which excludes dilution, by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per common share reflects the potential dilution that could occur if holders of our preferred stock, common stock options, common stock warrants or contingently issuable stock converted or exercised their holdings into common stock that then shared in our earnings.

The weighted average number of common shares and common equivalent shares outstanding that we used to calculate diluted net income (loss) per share includes:

- the weighted average number of common shares outstanding; plus
- the weighted average number of common equivalent shares from the assumed conversion of preferred stock and the assumed exercise of dilutive stock options, common stock warrants, and contingently issuable stock.

The following table presents the calculations of basic and diluted net income (loss) per common share or common share equivalent:

	Fiscal Years Ended September 30.		
	1999	2000	2001
	(in thousands)		
Basic net income (loss) per common share:			
Net income (loss)	$13,199	$(11,725)	$(26,947)
Weighted average common shares outstanding	18,943	17,896	18,223
Basic net income (loss) per common share	$ 0.70	$ (0.66)	$ (1.48)
Diluted net income (loss) per common share and common share equivalent:			
Net income (loss)	$13,199	$(11,725)	$(26,947)
Weighted average common shares outstanding	18,943	17,896	18,223
Common share equivalents:			
Convertible preferred stock	1,955	—	—
Common stock options	325	—	—
Common stock warrants	221	—	—
Weighted average common shares and common equivalent shares outstanding	21,444	17,896	18,223
Diluted net income (loss) per common share or common share equivalent	$ 0.62	$ (0.66)	$ (1.48)

Because their inclusion would have an antidilutive effect on net income (loss) per common share, we excluded the average number of common share equivalents listed below from the computation of diluted net income (loss) per share for fiscal 2000 and fiscal 2001:

	Fiscal Years Ended September 30,	
	2000	2001
	(in thousands)	
Common share equivalents:		
Convertible preferred stock	1,750	1,750
Common stock options	267	176
Common stock warrants	158	—
Contingently issuable stock	86	125
Total	2,261	2,051

Comprehensive Income

SFAS No. 130, "Reporting Comprehensive Income," requires us to present comprehensive income, which is net income plus all other changes in net assets from non-owner sources, and its components in the financial statements. Components of comprehensive income other than net income include the effect of our interest rate hedge and foreign currency translation adjustments. Comprehensive income is presented as a component on our consolidated statement of shareholders' equity.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Recently Issued Accounting Pronouncements

In December 1999, the SEC issued Staff Accounting Bulletin No. 101, as amended by SAB No. 101A and SAB No. 101B. SAB No. 101 provides guidance in applying generally accepted accounting principles to revenue recognition in financial statements. Additionally, the SEC recently issued a Frequently Asked Questions memorandum providing further guidance on SAB No. 101. We adopted SAB No. 101, as amended, during our third quarter of fiscal 2001. The adoption had no material impact on our licensing practices, financial position, or results of operations.

In June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 141, "Business Combinations," which addresses financial accounting and reporting for business combinations. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted using the purchase method. This statement will be effective for any business combinations that we may enter into in the future.

In June 2001, the FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets," which addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 changes the accounting for goodwill and other intangible assets. Upon adoption, goodwill will no longer be subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. All other acquired intangibles will be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, or exchanged, regardless of our intent to do so. Other intangibles will be amortized over their useful lives.

As of October 1, 2001, we have adopted SFAS No. 142. We expect the following significant impacts:

- The balance of goodwill is $4.7 million at October 1, 2001. As we have discontinued amortizing goodwill as of October 1, 2001, fiscal 2002 will have approximately $1.5 million less in amortization expense than if we had not adopted SFAS No. 142.
- We are required to perform a transitional impairment test. This impairment test will require us to (1) identify individual reporting units, if any, (2) determine the carrying value of any reporting units by assigning assets and liabilities, including existing goodwill and intangible assets, to those reporting units, and (3) determine the fair value of any reporting units. If the carrying value of any reporting unit or the company exceeds its fair value, then the amount of any goodwill impairment will be determined through a fair value analysis of each of the assigned assets (excluding goodwill) and liabilities. At this time, we do not anticipate any charge resulting from the transitional impairment test; however, we have not yet performed that test. Under the provisions of SFAS No. 142, we are required to complete the test before March 31, 2002.
- Following the transitional impairment test, our goodwill balances will be subject to annual impairment tests using the same process described above. If any impairment is indicated as a result of the annual test, an impairment loss would be recorded as part of income from operations.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is accreted to its present value each period while the cost is depreciated over its useful life. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. We have not yet determined the effects of SFAS No. 143 will have on our financial position, results of operations or cash flows but we do not anticipate any material adverse impact.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144, which replaces SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires long-lived assets to be measured at the lower of carrying amount or fair value less the cost to sell. SFAS No. 144 also broadens disposal transactions reporting related to discontinued operations. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. We have adopted SFAS No. 144 as of October 1, 2001 with no material adverse impact on our financial position, results of operations or cash flows.

3. Acquisitions

On January 12, 2000, we acquired Pivotpoint, Inc. for $48.0 million in cash, and accounted for the acquisition as a purchase. Pivotpoint, Inc. provides software and services to mid-size manufacturers that operate on NT and UNIX operating systems. We intend to enhance Pivotpoint's software and continue providing the software and related services to compliment our existing suite of software and services. Pivotpoint's results of operations are included in our income statement for the period from January 12, 2000 to September 30, 2000 and the year ended September 30, 2001. We recorded goodwill of approximately $44.5 million related to the Pivotpoint acquisition, and began amortizing it over 5 years on a straight-line basis.

On March 1, 2000, we acquired an education business for $2.0 million. In exchange for this business, we issued 106,668 shares of restricted common stock, and we incurred transaction costs of $103,000. The purchase price was allocated almost entirely to goodwill, which we are amortizing over five years. If on March 1, 2003, the price per share of our common stock as quoted on the NASDAQ National Market System is less than $18.75 we must pay additional consideration equal to the difference between $18.75 and the quoted market price multiplied by the number of shares of common stock issued at acquisition that the sellers of the acquired business still hold on March 1, 2003. We may elect to pay all or a portion of this additional consideration with shares of common stock and the remainder in cash. Any additional consideration paid will be recorded as additional purchase price.

As described in Note 8, in the fourth quarter of fiscal 2001, we recognized the impairment of goodwill and certain identifiable intangible assets as accelerated amortization of $26.0 million.

4. Restructuring, Acquisition, and Other Items

During fiscal 2000, we recorded restructuring, acquisition and other items totaling $15.1 million in connection with the acquisition of Pivotpoint and a change in product strategy. In fiscal 2001, we recorded a net benefit of restructuring, acquisition and other items of $2.0 million as a result of a settlement agreement with a third party in May 2001 resolving a dispute regarding payment for certain proprietary software and documentation to be re-licensed by us. Under the terms of the settlement, the third party paid us $2.2 million for the software and related costs that we previously charged against restructuring, acquisition, and other items in fiscal 2000. The settlement was offset by $219,000 of liabilities relating to this software product.

MAPICS, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The major components of the restructuring, acquisition and other items in fiscal 2000 and fiscal 2001 and the remaining accrual at September 30, 2001 were as follows:

	Restructuring, Acquisition, and Other Items		
	Total Items	Amounts Utilized	Accrued Costs at September 30, 2001
		(in thousands)	
Fiscal 2000:			
Employee severance and related costs:			
Acquisition related	$ 150	$ (150)	$ —
Change in product strategy	1,003	(1,003)	—
Exit costs (for terminated contracts)	919	(856)	63
Costs of abandonment of excess space	972	(773)	199
Non-cash asset write-offs:			
Acquisition related write-offs of purchased software and other assets	6,428	(6,428)	—
In-process research and development costs	1,400	(1,400)	—
Change in product strategy	4,211	(4,211)	—
	15,083	(14,821)	262
Fiscal 2001:			
Settlement of re-licensing contract	(2,200)	2,200	—
Liabilities relating to settlement	219	(48)	171
	(1,981)	2,152	171
	$13,102	$(12,669)	$433

5. Allowance for Doubtful Accounts

The following is a summary of the activity in the allowance for doubtful accounts during the last three fiscal years (in thousands):

	Beginning of Year Balance	Provision for Bad Debts	Write-Offs	Other	End of Year Balance
Fiscal 1999	$1,989	$1,387	$(1,595)	$ —	$1,781
Fiscal 2000	1,781	1,214	(1,116)	644	2,523
Fiscal 2001	2,523	2,261	(2,082)	754	3,456

We establish reserves for customer receivable balances when we believe it is probable that we will not collect those receivables. We include the related provision for bad debts in general and administrative expenses.

6. Property and Equipment

Property and equipment consist of the following:

	September 30, 2000	September 30, 2001
	(in thousands)	
Furniture and fixtures	$ 1,112	$ 970
Computer equipment	12,723	14,029
Leasehold improvements	777	782
	14,612	15,781
Accumulated depreciation and amortization	(8,539)	(11,274)
	$ 6,073	$ 4,507

During fiscal 2000 and fiscal 2001, we disposed of some of our computer equipment, furniture and fixtures and leasehold improvements. In fiscal 2000, the assets disposed had net book value of $82,000, which we recorded as a loss. The disposal of these assets related primarily to the write-off of fixed assets relating to discontinued software. This loss was recorded in restructuring, acquisition and other items. In fiscal 2001, the assets disposed had a net book value of $173,000, which we also recorded as a loss.

7. Computer Software Costs

Computer software costs consist of the following:

	September 30, 2000	September 30, 2001
	(in thousands)	
Computer software development costs	$ 30,419	$ 35,777
Accumulated amortization	(16,210)	(20,257)
Net book value	14,209	15,520
Computer software translation costs	19,130	18,132
Accumulated amortization	(14,452)	(16,487)
Net book value	4,678	1,645
Purchased software costs	1,439	1,439
Accumulated amortization	(680)	(977)
Net book value	759	462
Computers software costs, net	$ 19,646	$ 17,627

8. Goodwill and Other Intangible Assets

Goodwill and other intangible assets consist of the following:

	September 30, 2000	September 30, 2001
	(in thousands)	
Goodwill	$ 47,113	$ 46,693
Installed customer base and affiliate network	7,934	7,934
Tradenames and trademarks	856	856
Assembled workforce	400	400
	56,303	55,883
Accumulated amortization	(11,139)	(47,389)
	$ 45,164	$ 8,494

Throughout fiscal 2001, the U.S. economy entered a recession, as did the economies of other countries in which we operate. The continuing recession adversely affects capital expenditures and software licensing activity, particularly in the manufacturing sector of the economy to whom we sell our software and services. As a result, the revenue and profit realized from the acquisitions we made in fiscal 2000 have been less than originally anticipated and the estimated fair value of the assets acquired in fiscal 2000 declined respectively.

Based on these circumstances, in the fourth quarter of fiscal 2001 we assessed the recoverability of our goodwill and intangible assets pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." We reviewed the identifiable undiscounted future cash flows including the estimated residual value to be generated by the assets to be held and used by the businesses acquired in fiscal 2000 at their asset grouping level. These cash flows were below the carrying value of the assets recorded. Consequently, we recognized an impairment as accelerated amortization of $26.0 million, the amount by which the carrying value of these assets and the related goodwill exceeded their estimated value using the discounted cash flow method.

9. Long-Term Debt

Bank Credit Facility

In fiscal 2000, in conjunction with our acquisition of Pivotpoint, we borrowed $40.0 million under the term loan portion of a bank credit facility to finance a portion of the purchase price. The term loan requires us to make quarterly principal repayments in various amounts and matures on December 31, 2002. However, we may be required under certain circumstances, based on our excess cash flows as defined in our loan agreement, to prepay all or a portion of the outstanding balance. Alternatively, we may at our discretion elect, subject to some limitations, to prepay all or a portion of the outstanding balance without penalty. During the first quarter of fiscal 2002, we made principal repayments of $4.7 million.

Aggregate scheduled principal repayments under our term loan are as follows (in thousands):

Fiscal Years Ending September 30,	Amount
2002	$ 13,069
2003	5,593
Total future principal payments	18,662
Less current portion of long-term debt	(13,069)
Long-term debt	$ 5,593

The interest rate on the term loan portion of the bank credit facility varies depending upon our ability to maintain certain specified financial ratios. The interest rate is generally adjusted quarterly based on either our lender's base rate or LIBOR plus a predetermined margin. At September 30, 2000 and September 30, 2001, the interest rate on our term loan, including the lender's margin, was 9.9% and 5.5%.

On December 10, 2001, we amended the terms of our bank credit facility to modify certain financial covenants as of September 30, 2001 to bring us into compliance with the terms of the bank credit facility as of that date. The amendment also requires us to limit total borrowings under the bank credit facility at any time to an amount based on our qualified accounts receivable, as defined. If the amount of total debt exceeds the amount of our allowed monthly borrowings, we are required to repay the amount of debt in excess of the allowed monthly borrowing base.

Our bank credit agreement, as amended, provides for a revolving credit facility of up to $10 million, subject generally to the same provisions as our term loan and subject to the overall borrowing base. The revolving credit facility has a variable interest rate based on either the lender's base rate or LIBOR. We have never borrowed any amounts under this revolving credit facility. Any such borrowings would mature on December 31, 2002 under the terms of the bank credit agreement. We pay a quarterly commitment fee for unused portions of the revolving credit facility.

We have pledged substantially all of our assets in the United States as collateral for our obligations under the bank credit facility. Additionally all of our domestic subsidiaries have guaranteed the repayment of our obligations under the bank credit facility, and we have pledged the majority of the capital stock of our foreign subsidiaries to the lenders.

The bank credit facility, as amended, contains covenants, which, among other things, require us to maintain specific financial ratios and impose limitations or prohibitions on us with respect to:

- incurrence of indebtedness, liens and capital leases;
- the payment of dividends on our capital stock;
- redemption or repurchase of our capital stock;
- investments and acquisitions;
- mergers and consolidations; and
- the disposition of any of our properties or assets outside the ordinary course of business.

10. Financial Instruments

The bank credit facility required us to enter into an interest rate protection arrangement. Accordingly, during fiscal 2000, we entered into an interest rate swap arrangement with a bank. The purpose of the interest rate swap arrangement is to reduce our exposure to interest rate fluctuations by converting variable rate interest payments to fixed rate interest payments on a portion of the outstanding balance under our term loan. Under the terms of the interest rate swap arrangement, we have agreed to pay the bank a fixed rate of 7.00% on a decreasing notional principal amount in exchange for a variable rate payment based on three-month LIBOR, which at September 30, 2001 was 2.59%. The term of the hedge is through December 31, 2001. Upon adoption of SFAS No. 133, we determined that the interest rate swap was an effective hedge and recorded the hedge as a liability of $69,000 on our balance sheet. At September 30, 2001, the hedge had a liability of $100,000. We recognized no gain or loss related to this swap during fiscal 2001. Because this swap is considered an effective hedge, we recorded a change in accumulated other comprehensive loss of $(62,000), net of income taxes, for fiscal 2001. Accumulated other comprehensive loss is presented as a separate component of shareholders' equity on our balance sheet.

11. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	September 30,	
	2000	2001
	(in thousands)	
Accrued commissions and royalties	$11,150	$15,049
Accrued income taxes payable	6,274	6,742
Accrued payroll and related expenses	4,843	4,563
Accrued restructuring and acquisitions costs	1,615	370
Other	4,801	3,676
	$28,683	$30,400

Accrued payroll and related expenses include $1.2 million and $1.5 million for compensated absences as of September 30, 2000 and 2001.

12. Income Taxes

The components of income tax expense (benefit) are as follows:

	Fiscal Years Ended September 30,		
	1999	2000	2001
		(in thousands)	
Federal:			
Current	$3,565	$ (935)	$ 167
Deferred	3,476	(1,933)	3,295
	7,041	(2,868)	3,462
State:			
Current	255	91	107
Deferred	79	(203)	330
	334	(112)	437
Foreign:			
Current	887	529	642
Deferred	—	—	—
	887	529	642
	$8,262	$(2,451)	$4,541

The components of income (loss) from domestic and foreign operations before income tax expense (benefit) are as follows:

	Fiscal Years Ended September 30,		
	1999	2000	2001
		(in thousands)	
Domestic	$20,854	$(14,211)	$(21,558)
Foreign	607	35	(848)
	$21,461	$(14,176)	$(22,406)

The actual income tax expense (benefit) differs from the expected income tax expense (benefit) calculated by applying the federal statutory rate of 35.0% to income before income tax expense (benefit) as follows:

	Fiscal Years Ended September 30,		
	1999	2000	2001
	(in thousands)		
Expected income tax expense at the domestic federal statutory rate	$7,511	$(4,962)	$(7,842)
State income taxes, net of federal income tax benefit	217	(73)	284
Foreign income tax rate differential	335	529	785
Tax credits utilized	—	(456)	(293)
Permanent differences arising from acquisitions	—	2,618	11,619
Other	199	(107)	(12)
	$8,262	$(2,451)	$ 4,541
Effective income tax expense (benefit) rates	38.5%	(17.3)%	(20.3)%

Significant components of our deferred tax assets and liabilities are as follows:

	September 30,	
	2000	2001
	(in thousands)	
Deferred tax assets:		
Federal and state net operating loss carryforwards	$ 7,457	$ 4,001
Tax credits	3,861	4,275
Reserves and accruals	2,298	1,549
Allowance for doubtful accounts	963	1,424
Other	201	406
Total deferred tax assets	14,780	11,655
Deferred tax liabilities:		
Computer software costs	(1,689)	(3,829)
Intangible assets	(1,450)	(117)
Other	(307)	—
Total deferred tax liabilities	(3,446)	(3,946)
Net deferred tax assets	$11,334	$ 7,709

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that we will realize some or all of the deferred tax assets. Accordingly, we have recorded deferred tax assets at the amount we believe is more likely than not to be realized.

At September 30, 2000 and 2001, we had federal net operating loss carryforwards of $19.6 million, and $10.4 million and research and experimentation and other credit carryforwards of $3.9 million and $4.3 million. The net operating losses and tax credits at September 30, 2001 expire between 2002 and 2020. The utilization of a significant portion of the net operating losses and tax credits is limited on an annual basis due to various changes in ownership of both MAPICS and Pivotpoint. We do not believe that these limitations will significantly impact our ability to utilize the net operating losses and tax credits before they expire.

We retained certain favorable income tax attributes in connection with the separation of Marcam Corporation into two companies in 1997 and realized certain of these attributes as income tax benefits at that time. Additional future income tax benefits related to these attributes may be realized in future periods.

In July 1999, the Internal Revenue Service completed its examination of our income tax returns for fiscal years 1990 through 1994. We received income tax refunds of approximately $1.6 million in the aggregate plus accrued interest. We recognized interest income related to this refund of $680,000 in fiscal 1999 and $128,000 in fiscal 2000. The examination did not have a significant effect on our net operating loss carryforwards or other tax credit carryforwards.

13. Commitments and Contingencies

Lease Commitments

We lease office space and equipment under operating leases, some of which contain renewal options and generally requires us to pay insurance, taxes and maintenance. The lease on our headquarters building includes scheduled base rent increases over the term of the lease. We charge to expense the total amount of the base rent payments using the straight-line method over the term of the lease. In addition, we pay a monthly allocation of the building's operating expenses. We have recorded a deferred credit to reflect the excess of rent expense over cash payments since inception of the lease in March 1999. Total rental expense under all operating lease agreements was $2.9 million, $5.1 million, and $4.1 million in fiscal 1999, fiscal 2000, and fiscal 2001. We recorded $242,000 in sub-lease income receipts in fiscal 2001. In fiscal 2000, we included $866,000 of rent expense related to future rental payments on abandoned space at our location in Alpharetta, Georgia in restructuring and acquisition costs in the statement of operations.

Future minimum lease payments and sub-lease receivables under noncancelable operating leases having initial or remaining lease terms longer than one year as of September 30, 2001 were as follows (in thousands):

Fiscal Years Ending September 30:	Gross Rent	Sublease Rental Income	Net Amount
Operating Leases			
2002	$ 2,991	$ (590)	$ 2,401
2003	2,882	(608)	2,274
2004	2,789	(626)	2,163
2005	2,575	(645)	1,930
2006	2,553	(383)	2,170
Thereafter	2,815	—	2,815
Total	$16,605	$(2,852)	$13,753

Litigation

There is no material legal or governmental proceeding pending or threatened against us.

14. Shareholders' Equity and Stock-Based Compensation Plans

Following the authorization of an additional 40,000,000 shares of common stock in fiscal 1999, our authorized capital stock consists of 90,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $1.00 per share.

We have never paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings to fund future development and growth, the operation of our business, and to repay amounts outstanding under our bank credit facility. Additionally, covenants in our bank credit facility prohibit the payment of cash dividends.

Preferred Stock

Of the 1,000,000 authorized shares of preferred stock:

- one share has been designated as series A preferred stock;
- one share has been designated as series B preferred stock;
- one share has been designated as series C preferred stock;
- 225,000 shares have been designated as series D convertible preferred stock;
- 100,000 shares have been designated as series E convertible preferred stock; and
- 30,000 shares have been designated as series F junior participating preferred stock.

On November 20, 1998, we issued 1,500,010 shares of common stock upon the conversion of 100,000 shares of series D convertible preferred stock and 50,001 shares of series E convertible preferred stock. As of September 30, 2000 and 2001, we had outstanding 125,000 shares of series D convertible preferred stock and 49,999 shares of series E convertible preferred stock. For information regarding the series F junior participating preferred stock, see "Rights Plan."

Each share of series D convertible preferred stock and series E convertible preferred stock is convertible at any time at the option of the holder into 10 shares of common stock, subject to adjustment in the event of our liquidation or dissolution as defined in the preferred stock agreements. The holders of convertible preferred stock are generally entitled to vote on an as converted basis and are entitled to receive dividends at the same rate as dividends are paid with respect to common stock. If at any time after September 30, 1998, for a period of not less than 30 consecutive trading days, the market value of our common stock exceeds $30.14 per share, we may effect the mandatory conversion of all then outstanding shares of series D convertible preferred stock into shares of common stock. Likewise, if at any time after July 23, 1999, for a period of not less than 30 consecutive trading days, the market value of our common stock exceeds $30.14 per share, we may effect the mandatory conversion of all then outstanding shares of series E convertible preferred stock into shares of common stock.

Upon any event of our liquidation or dissolution, we must pay holders of convertible preferred, before any distribution is made upon stock ranking junior to the convertible preferred stock, the greater of 1) $75.36 per share plus an amount per share equal to any dividends declared but unpaid on the convertible preferred stock or 2) such amounts per share as would have been payable had each share been converted to common stock.

Warrants

In May 1994, in connection with the sale of subordinated notes, we issued warrants to purchase an aggregate of 526,309 shares of common stock at an exercise price of $6.50, as adjusted from time to time. We refer to these warrants as the sub debt warrants. These sub debt warrants were exercisable during the period commencing June 30, 1994 and ending April 30, 2001. The sub-debt warrants expired unexercised on April 30, 2001.

In July 1996, in connection with the issuance and sale of the series E convertible preferred stock, we issued and sold warrants to purchase an aggregate of 1,000,000 shares of common stock at an exercise price of $11.53, as adjusted from time to time. We refer to these warrants as the GA warrants. The GA warrants are exercisable at any time during the period commencing July 23, 1996 and ending July 23, 2003.

Rights Plan

We have a shareholder rights plan under which we declared a dividend of 1) one preferred stock purchase right, or a "right," for each outstanding share of common stock, and 2) a number of rights for each outstanding share of convertible preferred stock equal to the number of shares of common stock issuable upon conversion of that convertible preferred stock. Each right entitles holders to purchase one one-thousandth of a share, or a "unit," of series F junior participating preferred stock at an exercise price of $60.00 per unit, subject to adjustment. The rights become exercisable for common stock only under specific circumstances and in the event of particular events relating to a change in control of us. Under specific circumstances pursuant to the rights plan, we may redeem the rights. The rights expire on December 16, 2006, unless redeemed or exchanged earlier. The rights have an anti-takeover effect, in that they would cause substantial dilution to a person or group that acquires a significant interest in us on terms not approved by our board of directors.

Stock-Based Compensation Plans

At September 30, 2001, we had five stock option plans and an employee stock purchase plan, described below.

The 1998 Long-Term Incentive Plan. The MAPICS, Inc. 1998 Long-Term Incentive Plan, or 1998 LTIP, allows us to issue up to 3,500,000 shares of common stock through various stock-based awards to our directors, officers, employees and consultants, including an additional 1,000,000 shares authorized in fiscal 1999 and 1,500,000 shares authorized in fiscal 2000. The stock-based awards can be in the form of (a) incentive stock options, or ISOs, or non-qualified stock options; (b) stock appreciation rights; (c) performance units; (d) restricted stock; (e) dividend equivalents; and (f) other stock based awards. In general, the exercise price specified in the agreement relating to each ISO granted under the 1998 LTIP is required to be not less than the fair market value of the common stock as of the date of grant.

During fiscal 1999, fiscal 2000, and fiscal 2001, we granted 113,501, 53,000, and 94,000 shares of restricted stock to some of our employees under the 1998 LTIP. Restricted stock are shares of common stock that we granted outright without cost to the employee. The shares, however, are restricted in that they may not be sold or otherwise transferred by the employee until they vest, generally after the end of three years. If the employee is terminated prior to the vesting date for any reason other than death or retirement, the restricted stock generally will be forfeited and the restricted stock will be returned to us. After the shares have vested, they become unrestricted and may be transferred and sold like any other shares of common stock.

We recognize compensation expense over the vesting period based on the fair value on the grant date. Restricted stock compensation, which represents compensation expense attributable to future periods, is presented as a separate component of shareholders' equity. During fiscal 1999, fiscal 2000, and fiscal 2001, we recognized compensation expense, including the effect of forfeitures, of $251,000, $(15,000), and $261,000, related to restricted stock awards.

The Directors Plan. The MAPICS, Inc. 1998 Non-Employee Director Stock Option Plan allows us to issue non-qualified stock options to purchase up to 310,000 shares of common stock to eligible members of the board of directors who are neither our employees nor our officers. In general, the exercise price specified in the agreement relating to each non-qualified stock option granted under the Directors Plan is required to be the fair market value of the common stock at the date of grant. Subject to specific provisions, stock options granted under the Directors Plan become exercisable in various increments over a period of one to four years, provided that the optionee has continuously served as a member of the board of directors through the vesting date. The stock options granted under the Directors Plan expire ten years from the date of grant.

The Directors Incentive Plan. The 1998 Non-Employee Directors Stock Incentive Plan provides for the issuance of common stock, deferred rights to receive common stock and non-qualified stock options to purchase up to 60,000 shares of common stock to eligible members of the board of directors who are neither our employees nor our officers. During fiscal 1999, fiscal 2000 and fiscal 2001, we issued 1,765, 4,404 and 12,033 shares of common stock under the Directors Incentive Plan.

The 1987 Plan. Prior to its expiration on December 31, 1996, the Marcam Corporation 1987 Stock Plan allowed us to grant ISOs to our employees and non-qualified stock options and stock awards to our officers, employees and consultants. In general, the exercise price specified in the agreement relating to each ISO granted under the 1987 Plan was required to be not less than the fair market value of the common stock as of the date of grant. Subject to specific provisions, stock options granted under the 1987 Plan were fully exercisable on the date of grant or became exercisable thereafter in installments specified by the board of directors. The stock options granted under the 1987 Plan expire on dates specified by the board of directors not to exceed a period of ten years from the date of grant.

The 1994 Plan. Prior to its discontinuation in February 1998, the Marcam Corporation 1994 Stock Plan allowed us to grant ISOs to our employees and non-qualified stock options and stock awards to our officers, employees and consultants. In general, the exercise price specified in the agreement relating to each ISO granted under the 1994 Plan was required to be not less than the fair market value of the common stock as of the date of grant. The 1994 Plan required non-qualified stock options to be granted with an exercise price that was not less than the minimum legal consideration required under applicable state law. Subject to specific provisions, stock options granted under the 1994 Plan were fully exercisable on the date of grant or became exercisable after the date of grant in installments specified by the board of directors. The stock options granted under the 1994 Plan expire on dates specified by the board of directors not to exceed a period of ten years from the date of grant.

The 2000 ESPP. The MAPICS, Inc. 2000 Employee Stock Purchase Plan, or 2000 ESPP, was approved during fiscal 2000 and provides that we are authorized to issue up to 500,000 shares of common stock to our full-time employees, nearly all of whom are eligible to participate. The 2000 ESPP is a qualified plan under Section 423 of the Internal Revenue Code. Under the terms of the 2000 ESPP, employees, excluding those owning 5 percent or more of the common stock, can choose every six months to have up to 10 percent of their base and bonus earnings withheld to purchase common stock, subject to limitations. The purchase price of the common stock is 85 percent of the lower of its beginning-of-period or end-of-period market price.

Under the 2000 ESPP, we sold 118,485 shares of common stock to employees during fiscal 2001. At September 30, 2001, we had available 381,515 shares for issuance under the 2000 ESPP. The 2000 ESPP expires on December 31, 2007.

The 1998 ESPP. The MAPICS, Inc. 1998 Employee Stock Purchase Plan, or 1998 ESPP, was discontinued in June 2000 when it was replaced by the 2000 ESPP. Its terms were substantially similar to those of the 2000 ESPP. We sold 39,176, and 63,755 shares of common stock to employees during fiscal 1999 and fiscal 2000 under the 1998 ESPP.

Additional Stock Option Grants. During prior fiscal years, the board of directors authorized the issuance of stock options to purchase 25,260 shares of common stock, which we granted outside of the existing stock option plans.

Except for the look-back options issued under the 1998 ESPP, all stock options granted under our stock-based compensation plans, as well as those stock options granted outside our stock-based compensation plans, were granted at exercise prices not less than the fair market value of the common stock at the date of grant.

The following table reflects the activity and historical weighted average exercise prices of our stock options for the periods from September 30, 1998 through September 30, 2001.

	Number of Shares Under Options	Weighted Average Exercise Price ($)
Balance as of September 30, 1998	3,130,142	$11.55
Granted	925,089	8.69
Exercised	(129,948)	9.85
Canceled/expired	(319,846)	12.88
Balance as of September 30, 1999	3,605,437	10.76
Granted	1,835,609	11.86
Exercised	(288,929)	9.38
Canceled/expired	(403,737)	11.96
Balance as of September 30, 2000	4,748,380	11.22
Granted	875,946	5.03
Exercised	(29,500)	4.34
Canceled/expired	(899,664)	12.91
Balance as of September 30, 2001	4,695,162	$ 9.78

The following tables summarize information about the stock options outstanding from September 1999 to September 30, 2001:

September 30, 1999

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$4.19—4.45	420,000	9.5	$ 4.24	—	$ —
6.56—8.96	702,777	7.1	8.03	420,213	8.15
9.20—11.45	1,532,556	7.1	10.17	954,292	10.21
12.20—14.83	266,761	4.5	13.50	208,661	13.65
15.21—17.75	468,993	2.9	16.90	431,118	16.89
18.00—20.69	120,150	8.6	18.65	29,725	18.59
21.94—22.50	94,200	8.9	22.09	8,250	22.37
	3,605,437			2,052,259	

September 30, 2000

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$4.19—5.13	342,501	8.5	$4.24	166,876	$ 4.24
5.28—6.57	451,676	9.3	5.59	27,226	6.44
6.75—8.25	424,483	6.5	7.83	237,733	7.88
8.73—10.88	1,296,707	6.4	9.71	1,012,189	9.73
10.98—13.25	639,464	7.3	11.57	285,100	11.71
13.89—17.27	1,139,865	7.4	15.46	318,940	15.09
17.46—19.88	369,850	3.1	17.69	324,500	17.59
21.94—22.50	83,834	7.8	22.14	46,411	22.26
	4,748,380			2,418,975	

September 30, 2001

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$3.56—5.28	836,501	8.7	$ 4.00	213,751	$ 4.29
5.50—8.25	1,075,464	7.6	6.67	307,764	7.70
8.44—12.63	1,563,824	5.4	10.03	1,369,224	10.04
12.77—18.44	1,134,245	6.7	15.78	576,100	15.92
19.53—22.50	85,128	7.0	22.19	56,400	22.08
	4,695,162			2,523,239	

Pro Forma Information

We apply APB Opinion No. 25 and related interpretations in accounting for our stock option plans and employee stock purchase plan and have adopted the disclosure-only provisions of SFAS No. 123. In general, we have not recognized compensation expense for stock options granted to our directors, officers or employees under our stock-based compensation plans. If we did recognize compensation cost for stock options issued to our directors, officers and employees as prescribed in SFAS No. 123, we would have reduced or increased our net income (loss), net income (loss) per common share (basic) and net income (loss) per common share (diluted) as follows (in thousands):

	Fiscal Years Ended September 30,		
	1999	2000	2001
Net income (loss), as reported	$13,199	$(11,725)	$(26,947)
Pro forma effect of SFAS No. 123	(1,748)	(2,653)	(3,202)
Pro forma net income (loss)	$11,451	$(14,378)	$(30,149)
Basic net income (loss) per common share, as reported	$ 0.70	$ (0.66)	$ (1.48)
Pro forma effect of SFAS No. 123	(0.09)	(0.14)	(0.17)
Pro forma basic net income (loss) per common share	$ 0.61	$ (0.80)	$ (1.65)
Diluted net income (loss) per common share, as reported	$ 0.62	$ (0.66)	$ (1.48)
Pro forma effect of SFAS No. 123	(0.08)	(0.14)	(0.17)
Pro forma diluted net income (loss) per common share	$ 0.54	$ (0.80)	$ (1.65)

We estimated the fair value of the options granted under the stock option plans at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Fiscal Years Ended September 30,		
	1999	2000	2001
Weighted average grant date fair value of options	$5.51	$8.28	$3.34
Dividend yield	0%	0%	0%
Expected volatility	73%	83%	82%
Risk-free interest rate	5.06%	6.35%	4.67%
Expected life of options	5 years	5 years	5 years

We estimated the fair value of the look-back options granted under the 2000 ESPP and 1998 ESPP at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Fiscal Years Ended September 30,		
	1999	2000	2001
Weighted average grant date fair value of options	$4.37	$2.80	$2.07
Dividend yield	0%	0%	0%
Expected volatility	73%	83%	82%
Risk-free interest rate	4.75%	6.15%	5.87%
Expected life of options	6 months	6 months	6 months

Treasury Stock

In fiscal 1999 we purchased 2,953,800 shares of common stock for $24.3 million pursuant to stock repurchase plans authorized by our board of directors. In fiscal 1999 we retired 128,600 shares of treasury stock with a cost of $1.3 million.

15. Employee Benefit Plans

Retirement Plan

We have a defined contribution 401(k) retirement plan covering substantially all of our employees in the United States. Under this plan, eligible employees may contribute a portion of their salary until retirement. We match a portion of the employees' contributions and pay the administration costs of the plan. We incurred total expenses under this plan of $594,000, $854,000, and $845,000 in fiscal 1999, fiscal 2000, and fiscal 2001.

Group Medical Plan

We have a self-insured group medical plan to which both we and eligible employees are required to make contributions. The plan is administered by a third party who reviews all claims filed and authorizes the payment of benefits. We expense medical claims as they are incurred, and we recognize a liability for claims incurred but not reported. As of September 30, 2000 and 2001, we had a reserve of $523,000 and $313,000 for medical claims.

16. Operating Segments and Geographic Information

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," defines operating segments as components of an enterprise about which separate financial data are available and are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Our chief operating decision-maker, for this purpose, is our president and chief executive officer who acts with the support of other executive officers and vice presidents. For fiscal 1999, fiscal 2000, and fiscal 2001, we had primarily one operating segment that provides software and services to manufacturing enterprises worldwide. Our principal administrative, marketing, product development and support operations are located in the United States. Areas of operation outside of the United States include EMEA, LAAP and Canada.

We regularly prepare and evaluate separate financial information for each of our principal geographic areas, including 1) North America, 2) EMEA and 3) LAAP. In evaluating financial performance, we focus on operating profit as a measure of a geography's profit or loss. Operating profit for this purpose is income before interest, taxes and allocation of some corporate expenses. We include our corporate division in the presentation of reportable segment information because some of the income and expense of this division are not allocated separately to the operating segments. We generally do not evaluate assets by geography, except for accounts receivable.

The following tables include financial information related to our operating segments and geographic areas (in thousands):

	North America	EMEA	LAAP	Corporate	Total
Fiscal 1999:					
Revenue from unaffiliated customers	$95,097	$27,769	$11,852	$ —	$134,718
Income (loss) from operations	17,723	5,461	752	(4,276)	19,660
Interest income					1,887
Interest expense					(86)
Income before income tax expense (benefit)					$ 21,461
Depreciation and amortization	$ 9,569	$ 250	$ 36	$ 516	$ 10,371
Accounts receivable, net (at year end)	$22,936	$ 4,140	$ 3,704	$ 24	$ 30,804

	North America	EMEA	LAAP	Corporate	Total
Fiscal 2000:					
Revenue from unaffiliated customers	$105,602	$25,378	$ 9,382	$ —	$140,362
Income (loss) from operations	16,508	3,119	33	(31,951)	(12,291)
Interest income					1,032
Interest expense					(2,917)
Loss before income tax expense (benefit)					$(14,176)
Depreciation and amortization	$ 9,376	$ 222	$ 94	$ 7,739	$ 17,431
Accounts receivable, net (at year end)	$ 26,604	$ 5,225	$ 3,345	$ 46	$ 35,220
Fiscal 2001:					
Revenue from unaffiliated customers	$106,619	$22,358	$ 8,739	$ —	$137,716
Income (loss) from operations	18,603	4,340	(1,495)	(41,755)	(20,307)
Interest income					786
Interest expense					(2,885)
Loss before income tax expense (benefit)					$(22,406)
Depreciation and amortization	$ 9,054	$ 210	$ 139	$ 36,249	$ 45,652
Accounts receivable, net (at year end)	$ 28,099	$ 3,067	$ 3,246	$ —	$ 34,412

The information presented above may not be indicative of results if the geographic areas were independent organizations. No single customer accounts for more than 10% of our revenue. We eliminate transfers between geographic areas in the preparation of the consolidated financial statements.

	Fiscal 1999	Fiscal 2000	Fiscal 2001
Revenue from unaffiliated customers:			
United States	$ 91,705	$ 96,675	$103,531
Foreign countries	43,013	43,687	34,185
	$134,718	$140,362	$137,716
Long-lived assets:			
United States	$ 5,291	$ 5,109	$ 3,853
Foreign countries	728	964	654
	$ 6,019	$ 6,073	$ 4,507

No single foreign country had a material portion of total revenue from unaffiliated customers or total long-lived assets. Long-lived assets consist of property and equipment, net of accumulated depreciation.

17. Supplemental Disclosure of Cash Flow Information

Payments for Income Taxes and Interest

In fiscal 1999 and fiscal 2000, we made cash payments for income taxes, net of income tax refunds, of $3.9 million and $328,000. In fiscal 2001, we received cash refunds of income taxes, net of income tax payments, of $1.6 million. In fiscal 1999, fiscal 2000 and fiscal 2001, we made cash payments for interest of $88,000, $1.9 million, and $3.1 million.

MAPICS, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Non-cash Investing and Financing Activities

Non-cash investing and financing activities are summarized below (in thousands):

	Fiscal Years Ended September 30,		
	1999	2000	2001
Liabilities and debt assumed in acquisition	$ —	$15,314	$ —
Restricted common stock issued in an acquisition	—	1,931	—
Expense for stock-based awards	397	270	337
Tax benefit associated with the exercise of stock options and stock awards	267	581	32
Retirement of treasury stock	1,281	—	—
Conversion of preferred stock	$ 150	$ —	$ —

Supplemental Financial Information (Unaudited)

Selected Quarterly Financial Data (Unaudited)

The following quarterly information is unaudited and, in our opinion, includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the operating results for each quarter (in thousands):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Fiscal 2000:					
Total revenue	$30,525	$ 34,521	$36,490	$ 38,826	$140,362
Income (loss) before income tax expense (benefit)	4,101	(17,210)	1,900	(2,967)	(14,176)
Net income (loss)	2,522	(12,307)	304	(2,244)	(11,725)
Fiscal 2001:					
Total revenue	$34,987	$ 34,049	$36,131	$ 32,549	$137,716
Income (loss) before income tax expense (benefit)	683	6	2,155	(25,250)	(22,406)
Net income (loss)	$ 7	—	108	(27,062)	(26,947)

We have experienced fluctuations in our quarterly operating results and anticipate that these fluctuations will continue and may intensify.

During fiscal 2000, we recorded restructuring, acquisition and other items in the second, third and fourth quarters of $16.0 million, $(2.2) million, and $4.4 million. These items consisted of restructuring and acquisition costs of $15.1 million related to the Pivotpoint acquisition and resultant change in product strategy and special costs of $3.1 million from the write-off of non-productive technology-related assets and compensation expense recorded in connection with the acquisition of Pivotpoint.

During the third quarter of fiscal 2001, we recorded a net benefit of restructuring, acquisition and other items of $2.0 million as a result of a settlement agreement with a third party in May 2001 resolving a dispute regarding payment for certain proprietary software and documentation to be re-licensed by us. Under the terms of the settlement, the third party paid us $2.2 million for the software and related costs that we previously charged against restructuring, acquisition, and other items in fiscal 2000. The settlement was offset by $219,000 of liabilities relating to this software product. Based on changes in circumstances in the fourth quarter of fiscal 2001, we assessed the recoverability of assets recorded, principally as a result of the Pivotpoint acquisition in fiscal 2000. We recognized an impairment of goodwill and certain identifiable intangible assets of $26.0 million as accelerated amortization.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

Not applicable.

PART III

Item 10. *Directors and Executive Officers of the Registrant.*

We will provide information relating to our directors under the captions "Proposal 1—Election of Directors—Nominees" and "—Information Regarding Nominees and Continuing Directors" in our proxy statement for our 2002 annual meeting of shareholders to be held on February 12, 2002 or in a subsequent amendment to this report. We will provide information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 by our directors and executive officers and beneficial owners of more than 10% of our common stock under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the above referenced proxy statement or amendment. All such information that is provided in the proxy statement is incorporated in this Item 10 by reference.

The following information about our executive officers is as of September 30, 2001:

Richard C. Cook, age 54, has been our President and Chief Executive Officer and a member of our board since August 1997. From October 1994 to July 1997, Mr. Cook served as the Senior Vice President and General Manager of our MAPICS Business Group. Mr. Cook served as the President and Chief Executive Officer of Mapics, Inc., a former subsidiary, from March 1993 to October 1994. Mr. Cook was employed by IBM as Director of its Atlanta Software Development Laboratory from March 1990 to February 1993 and as Director of its Corporate Computer Integrated Manufacturing Project Office from March 1988 to April 1990.

Peter E. Reilly, age 57, has been our Chief Operating Officer since January 2001. Mr. Reilly joined MAPICS in April 1999 as Vice President of International Operations. From March 1997 to April 1999, he was the Vice President of Sales and Marketing for Parlance, a speech-recognition software firm, and from 1966 to 1997 he held various sales and marketing positions at IBM.

Michael J. Casey, age 38, has been our Vice President of Finance, Chief Financial Officer, and Treasurer since September 2001. Before joining MAPICS, Mr. Casey served from July 2000 to September 2001 as the Executive Vice President and Chief Financial Officer of iXL, Inc., a global internet consulting firm. From December 1999 to July 2000, Mr. Casey was Senior Vice President and Chief Financial Officer of RedCelsius, Inc., an early stage software company. From November 1997 to December 1999, Mr. Casey served as Senior Vice President, Chief Financial Officer and Treasurer of Manhattan Associates, Inc., a publicly traded developer of supply chain software and services. From April 1997 to November 1997, Mr. Casey served as Chief Financial Officer of Intellivoice Communications, Inc., a speech recognition company, and from February 1996 to February 1997, Mr. Casey was Chief Financial Officer, Treasurer and Secretary of Colorocs Information Technologies, Inc., a publicly-traded provider of parts and services for color copiers. From 1992 to 1996, Mr. Casey served as Vice President, Finance for IQ Software Corporation, a publicly traded developer of business intelligence software.

Martin D. Avallone, age 40, has been our Vice President, General Counsel and Secretary since October 1998. He has also served as our Vice President of Business Development since October 2000. From July 1997 through September 1998, Mr. Avallone was our General Counsel and Secretary. From May 1986 though July 1997, Mr. Avallone held various legal positions within IBM.

Item 11. *Executive Compensation.*

We will provide information relating to executive compensation under the captions "Proposal 1—Election of Directors—Director Compensation," "Executive Compensation," "Report of the Compensation Committee of the Board of Directors" and "Stock Performance Graphs" in the proxy statement or subsequent amendment referred to in Item 10 above. All such information that is provided in the proxy statement is incorporated in this Item 11 by reference, except for the information under the captions "Report of the Compensation Committee of the Board of Directors" and "Stock Performance Graphs" which specifically is not so incorporated by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management.*

We will provide information regarding ownership of our common stock by specified persons under the caption "Stock Ownership" in the proxy statement or subsequent amendment referred to in Item 10 above. All such information that is provided in the proxy statement is incorporated in this Item 12 by reference.

Item 13. ***Certain Relationships and Related Transactions.***

During fiscal 2001 there were no relationships or transactions between us and any of our affiliates that are required to be reported pursuant to this Item 13.

PART IV

Item 14. ***Exhibits, Financial Statement Schedules and Reports on Form 8-K.***

(a) 1. Consolidated Financial Statements

Our consolidated financial statements listed below are set forth in Item 8 of this report:

2. Financial Statement Schedules

We have omitted all schedules to our consolidated financial statements because they are not required under the related instructions or are inapplicable, or because we have included the required information in our consolidated financial statements or related notes.

3. Exhibits

The following exhibits either (i) are filed with this report or (ii) have previously been filed with the Securities and Exchange Commission and are incorporated in Item 14 by reference to those prior filings. Previously filed registration statements and reports which are incorporated by reference are identified in the column captioned "SEC Document Reference." We will furnish any exhibit upon request to Martin D. Avallone, our Vice President, General Counsel and Secretary, 1000 Windward Concourse Parkway, Suite 100, Alpharetta, Georgia 30005. We charge $.50 per page to cover expenses of copying and mailing.

Exhibit No.	Description	SEC Document Reference
2.1	Agreement and Plan of Merger dated as of March 30, 1998 between MAPICS, Inc, a Massachusetts corporation, and MAPICS, Inc., a Georgia corporation	Exhibit 2.1 to Quarterly Report on Form 10-Q dated May 14, 1998
2.2	Agreement and Plan of Merger dated as of December 15, 1999 by and among MAPICS, Inc., MAPICS Merger Corp. and Pivotpoint, Inc.	Exhibit 2.1 to Annual Report on Form 10-K for the fiscal year ended September 30, 1999.
3.1	Articles of Incorporation, as amended.	Exhibit 3.2 to Quarterly Report on Form 10-Q dated February 14, 2000.
3.2†	By-laws, as amended on November 3, 1999 to replace section 2.9.	
4.1	Specimen certificate representing the common stock	Exhibit 3 to Registration Statement on Form 8-A dated March 31, 1998, as amended by Form 8-A/A dated August 21, 1998

Exhibit No.	Description	SEC Document Reference
4.2	Amended and Restated Rights Agreement dated as of March 30, 1998 among MAPICS, Inc., a Georgia corporation, MAPICS, Inc., a Massachusetts corporation, and BankBoston, N.A., as its rights agent, which includes as Exhibit A the terms of the Series F Preferred Stock, as Exhibit B the Form of Rights Certificate and as Exhibit C the Form of Summary of Rights to Purchase Preferred Stock	Exhibit 4 to Registration Statement on Form 8-A as dated March 31, 1998, as amended by Form 8-A/A dated August 21, 1998
10.1	Convertible Preferred Stock Purchase Agreement dated September 20, 1995 by and among Marcam Corporation, General Atlantic Partners 21, L.P. GAP Coinvestment Partners, L.P. and The Northwestern Mutual Life Insurance Company	Exhibit 10.2 to Current Report on Form 8-K dated September 29, 1995
10.2	Convertible Preferred Stock and Warrant Purchase Agreement dated July 19, 1996 among Marcam Corporation, General Atlantic Partners 32, L.P. and GAP Coinvestments Partners, L.P., including the form of Marcam Corporation Common Stock Purchase Warrants	Exhibit 10.1 to Current Report on Form 8-K dated July 23, 1996
10.3	Amended and Restated Registration Rights Agreement dated July 23, 1996 by and among Marcam Corporation, General Atlantic Partners 21, L.P., General Atlantic Partners 32, L.P., GAP Coinvestment Partners, L.P. and The Northwestern Mutual Life Insurance Company	Exhibit 10.2 to Current Report on Form 8-K dated July 23, 1996
10.4	Distribution Agreement between Marcam Solutions, Inc. and Marcam Corporation	Exhibit 2 to Amendment No. 1 to Registration Statement on Form 10, No. 000-22841, of Marcam Solutions, Inc. dated July 22, 1997
10.5	Tax Sharing Agreement between Marcam Solutions, Inc. and Marcam Corporation	Exhibit 10.2 to Amendment No. 1 to Registration Statement on Form 10, No. 000-22841, of Marcam Solutions, Inc. dated July 22, 1997
10.6	General Services Agreement between Marcam Solutions, Inc. and Marcam Corporation	Exhibit 10.1 to Amendment No. 1 to Registration Statement on Form 10, No. 000-22841, of Marcam Solutions, Inc. dated July 22, 1997
10.7*	1994 Stock Plan, as amended and restated	Exhibit 4.4 to Registration Statement on Form S-8, No. 333-02158
10.8*	1987 Stock Plan, as amended and restated for the fiscal year ended September 30, 1996	Exhibit 10.33 to Annual Report on Form 10-K
10.9*	1998 Non-Employee Director Stock Option Plan, as amended and restated	Exhibit 99.1 to Registration Statement on Form S-8, No. 333-48989
10.10*	1998 Non-Employee Director Stock Incentive Plan, as amended and restated.	Exhibit 99.2 to Registration Statement on Form S-8, No. 333-48989

Exhibit No.	Description	SEC Document Reference
10.11*	1998 Long-Term Incentive Plan, as amended and restated.	Exhibit 99.1 to Registration Statement on Form S-8, No. 333-35034
10.12*	2000 Employee Stock Purchase Plan, as amended and restated.	Exhibit 99.2 to Registration Statement on Form S-8, No. 333-35034
10.13*	Change of Control Employment Agreement by and between MAPICS, Inc. and Richard C. Cook dated as of March 24, 1998	Exhibit 10.46 to Quarterly Report on Form 10-Q dated May 14, 1998
10.14*	Change of Control Employment Agreement by and between MAPICS, Inc. and Martin D. Avallone dated as of March 27, 1998	Exhibit 10.36 to Annual Report on Form 10-K for the fiscal year ended September 30, 1998
10.15*	Change of Control Employment Agreement by and between MAPICS, Inc. and William J. Gilmour dated as of March 31, 1998	Exhibit 10.48 to Quarterly Report on Form 10-Q dated May 14, 1998
10.16*†	Change of Control Employment Agreement by and between MAPICS, Inc. and Peter E. Reilly dated as of October 1, 1999.	
10.17	Employment Agreement dated December 15, 1999 between MAPICS, Inc. and Stephen C. Haley	Exhibit 10.5 to Quarterly Report on Form 10-Q dated February 14, 2000
10.18*†	Employment Agreement dated September 11, 2001 between MAPICS, Inc. and Michael J. Casey	
10.19*†	Resignation letter and consulting agreement dated January 18, 2001 between MAPICS, Inc. and Stephen C. Haley.	
10.20*†	Resignation letter and amendment dated June 29, 2001 between MAPICS, Inc. and William J. Gilmour.	
10.21	Sublease Agreement by and between General Electric Capital Corporation and MAPICS, Inc. dated as of October 29, 1998	Exhibit 10.37 to Annual Report on Form 10-K for the fiscal year ended September 30, 1998
10.22	Amendment to Convertible Preferred Stock Purchase Agreement Among MAPICS, Inc., General Atlantic Partners 21, L.P., GAP Coinvestment Partners, L.P. and The Northwestern Mutual Life Insurance Company, dated as of August 4, 1999	Exhibit 2.1 to Annual Report on Form 10-K for the fiscal year ended September 30, 2000.
10.23	Amendment to Convertible Preferred Stock and Warrant Purchase Agreement Among MAPICS, Inc., General Atlantic Partners 32, L.P. and GAP investment Partners, L.P., dated as of August 4, 1999	Exhibit 2.1 to Annual Report on Form 10-K for the fiscal year ended September 30, 2000.

Exhibit No.	Description	SEC Document Reference
10.24†	Revolving Credit and Term Loan Agreement dated as of January 12, 2000 among MAPICS, Inc., Fleet National Bank (formerly known as BankBoston, N.A.) and other lending institutions set forth on Schedule 1 hereto and Fleet National Bank (formerly known as BankBoston, N.A.), as Agent, and FleetBoston Robertson Stephens Inc., as Arranger, as amended through Amendment No. 5 (composite).	
21†	Subsidiaries of the Registrant	
23.1†	Consent of PricewaterhouseCoopers LLP	

---

* Compensatory management plan.

† Filed with this report.

(b) Reports on Form 8-K

None.

(c) See Item 14(a)(3) above.

(d) See Item 14(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on December 21, 2001.

MAPICS, Inc.

By: /s/ Richard C. Cook
Richard C. Cook
President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on December 21, 2001.

Signature	
/s/ RICHARD C. COOK Richard C. Cook	President, Chief Executive Officer and Director
/s/ GEORGE A. CHAMBERLAIN 3d George A. Chamberlain 3d	Director
/s/ EDWARD J. KFOURY Edward J. Kfoury	Director
/s/ TERRY H. OSBORNE Terry H. Osborne	Director
/s/ JULIA B. NORTH Julia B. North	Director
/s/ H. MITCHELL WATSON, JR H. Mitchell Watson, Jr.	Director
/s/ MICHAEL J. CASEY Michael J. Casey	Vice President of Finance, Chief Financial Officer, and Treasurer (Principal Financial and Accounting Officer)

mapics™

mapics

Product Information
www.mapics.com or
1.888.3MAPICS
(1.770.886.4058 outside the United States)

Worldwide Headquarters,
North America Headquarters,
Latin America Headquarters and
Americas Support Center
1000 Windward Concourse Parkway
Alpharetta, Georgia 30005 USA
www.mapics.com
1.678.319.8000

Europe, Middle East
and Africa Headquarters
39 Avenue Pierre 1er de Serbie
75008 Paris France
33.1.53.57.47.47

Europe, Middle East
and Africa Support Center
Statenlaan 65, 5223 LA
's-Hertogenbosch
The Netherlands
31.7.36.20.52.22

Asia Pacific Headquarters
Flat/Rm 1902
Massmutual Tower
38 Gloucester Road
Wanchai Hong Kong
852.9013.0954

Asia Pacific Support Center
Suite 33, 36th Floor Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia
603.2615.0002

Forward-Looking Statements

Statements in this Annual Report which are not historical fact are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "believe," "committed," "continues," "anticipate," "will," "should" and similar expressions are intended to identify such statements. Many factors could cause the Company's actual results to differ materially from those expressed in the forward-looking statements. These factors can include the effects of fluctuations in the economy, competition and other risks detailed in the Company's complete Annual Report on Form 10-K and other filings with the SEC.

SKU-2680-AR-02

SHAREHOLDER INFORMATION

Form 10-K and Quarterly Reports/Investor Contact
The Form 10-K Annual Report of MAPICS, Inc., as filed with the Securities and Exchange Commission, is available without charge to shareholders upon written request or through the SEC's EDGAR Database at www.sec.gov/edgarhp.htm.

Shareholders may also obtain copies of the corporate news releases issued in conjunction with the Company's quarterly results. These requests and other investor contacts should be directed to Michael J. Casey, Chief Financial Officer, at the following address, or are available at:

1000 Windward Concourse Parkway
Alpharetta, GA 30005 USA
www.mapics.com
678.319.8000

Common Stock Data
The Company's common stock is traded on the Nasdaq National Market under the symbol "MAPX."

Stock Price Performance
The table below sets forth the stock high, low and closing stock prices for the Company's common stock for fiscal 2001.

Fiscal 2001

(In dollars)	High	Low	Close
First Quarter	7.63	3.75	5.00
Second Quarter	9.13	4.00	4.38
Third Quarter	6.35	2.85	6.00
Fourth Quarter	7.77	5.00	5.62

Auditors
PricewaterhouseCoopers LLP
Atlanta, GA

Legal Counsel
Alston & Bird LLP
Atlanta, GA

Registrar and Transfer Agent
EquiServe Trust Company
150 Royall Street
Canton, MA 02021
781.575.3120
www.equiserve.com

Inquiries regarding stock transfers, lost certificates or address changes should be directed to the transfer agent at the address listed here.

Annual Meeting
Shareholders are cordially invited to attend the annual meeting to be held February 12, 2002, at the office of Alston & Bird LLP, 1201 West Peachtree Street, Atlanta, GA.

Designed and produced by Corporate Reports Inc./Atlanta
This Annual Report printed on Recycled Paper.